FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2009

Commission File Number   000-51016

EXETER RESOURCE CORPORATION

Suite 1260, 999 West Hastings Street
Vancouver, B.C., Canada
V6C 2W2
604.688.9592

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)

September 28, 2009	By: /s/ Cecil Bond Cecil Bond Chief Financial Officer

EXHIBIT INDEX

99.1	Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report dated September 14, 2009

Caspiche Porphyry
Filo Central
Caspiche Epithermals

Prepared for: Exeter Resource Corporation by:

Todd Wakefield, M.AusIMM
Rodrigo Marinho, CPG-AIPG

Effective Date: 14 September 2009
Project Number: 3083

IMPORTANT NOTICE

This report was prepared as a National Instrument 43-101 Technical Report for Exeter Resource Corporation (Exeter) by AMEC International (Chile) S.A. (AMEC). The quality of information, conclusions, and estimates contained herein is consistent with the level of effort involved in AMEC’s services, based upon: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions, and qualifications set forth in this report. This report is intended to be used by Exeter, subject to the terms and conditions of its contract with AMEC. That contract permits Exeter to file this report as a Technical Report with Canadian Securities Regulatory Authorities pursuant to provincial securities legislation. Except for the purposes legislated under provincial securities laws, any other use of this report by any third party is at that party’s sole risk.

CERTIFICATE OF QUALIFIED PERSON

Todd Wakefield, M.AusIMM
AMEC E&C Services, Inc.
780 Vista Blvd., Suite 100
Sparks, NV. 89434
Tel (775) 331-2375
Fax: 775-331-4153
todd.wakefield@amec.com

I, Todd Wakefield, MAusIMM, am employed as US Consulting Manager with AMEC E&C Services Ltd.

This certificate applies to the Technical Report entitled "NI 43-101 Technical Report, Caspiche Property, Region III Chile" (the Technical Report) dated 14 September 2009.

I graduated from the University of Redlands with a Bachelor of Science degree in Geology in 1986 and the Colorado School of Mines with a Masters of Science degree in Geology in 1989.

I have practiced my profession continuously since 1987 and have been involved in gold and copper operations in the United States, Venezuela, Indonesia, and Peru. I have been involved in exploration for gold, silver, copper, and lead-zinc deposits in the United States, Venezuela, Ecuador, Peru, Chile, Colombia, Argentina, Paraguay, Indonesia, the Philippines, Thailand, Laos, and Myanmar. I have been involved in evaluating the data quality for scoping, pre-feasibility, and feasibility level studies for gold, diamonds, nickel, silver, and copper from properties in Canada, United States, Peru, Chile, Australia, and Mexico.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 *Standards of Disclosure for Mineral Projects* (NI 43–101).

I have visited the Caspiche property on October 4, 2008.

I am responsible for Sections 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 18, 19, 20, 21, 22, and 23 of the Technical Report.

I am independent of Exeter Resource Corporation as independence is described by Section 1.4 of NI 43-101.

I have been involved with the Caspiche project during the period October 2008 to September 2009, as Report manager, and have performed exploration data validation.

I have read NI 43–101 and this report has been prepared in compliance with that Instrument.

As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

"Signed"

Todd Wakefield, MAusIMM
Date: 14 September, 2009

AMEC International (Chile) S.A
Americo Vespucio Sur 100, Oficina 203
Las Condes, Santiago, Chile
Tel: (562) 210-9500
Fax: (562) 210-9510

www.amec.com

CERTIFICATE OF QUALIFIED PERSON

Rodrigo Alves Marinho, CPG-AIPG
AMEC International (Chile) S.A
Americo Vespucio Sur 100, Oficina 203
Las Condes, Santiago, Chile
Tel: (562) 210-9500
Fax: (562) 210-9510

I, Rodrigo Alves Marinho, CPG-AIPG, am employed as a Principal Geologist with AMEC International (Chile) S.A.

This certificate applies to the Technical Report entitled "NI 43-101 Technical Report, Caspiche Property, Region III Chile" (the Technical Report) dated 14 September 2009.

I am a member of the American Institute of Professional Geologists (CPG-1071). I graduated from University of Sao Paulo State with a Bachelor of Engineering degree in Geology in 1993.

I have practiced my profession continuously since 1993. Since then I have been involved in various mineral exploration projects for precious and base metals and industrial minerals in Brazil, Canada, the United States, Chile, Peru, Colombia, Venezuela, Portugal, India, Australia, Burkina Faso and Senegal.

As a result of my experience and qualifications, I am a "Qualified Person" as that term is defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 *Standards of Disclosure for Mineral Projects* (NI 43–101).

I have not visited the Caspiche property.

I am responsible for Section 17, and the portions of the summary, conclusions, and recommendations sections that pertain to mineral resources of the Technical Report.

I am independent of Exeter Resource Corporation as independence is described by Section 1.4 of NI 43-101.

I have been involved with the Caspiche project during the period October 2008 to September 2009, and have prepared the mineral resource estimate.

I have read NI 43–101 and this report has been prepared in compliance with that Instrument.

As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

"Signed and sealed"

Rodrigo Alves Marinho, CPG-AIPG

Date: 14 September, 2009

AMEC International (Chile) S.A
Americo Vespucio Sur 100, Oficina 203
Las Condes, Santiago, Chile
Tel: (562) 210-9500
Fax: (562) 210-9510

www.amec.com

amec

CONSENT OF QUALIFIED PERSON

Todd Wakefield, M.AusIMM
AMEC E&C Services, Inc.
780 Vista Blvd., Suite 100
Sparks, NV, 89434
Tel (775) 331-2375
Fax: 775-331-4153
todd.wakefield@amec.com

To: Securities Regulatory Authority
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission

Re: Exeter Resource Corporation Press Release entitled "Exeter Reports 19.6 Million Ounces Gold and 4.8 Billion Pounds Copper for Caspiche Project in Chile".

I, Todd Wakefield, MAusIMM, consent to the public filing of Sections 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 18, 19, 20, 21, 22, and 23 of the technical report titled "NI 43-101 Technical Report, Caspiche Property, Region III Chile" the ("Technical Report").

I consent to extracts from, or a summary of, the Technical Report in the press release by Exeter Resource Corporation entitled "Exeter Reports 19.6 Million Ounces Gold and 4.8 Billion Pounds Copper for Caspiche Project in Chile" (the "Press Release").

I confirm that I have read the Press Release and that it fairly and accurately represents the information in the Technical Report that supports the disclosure.

"signed"

Todd Wakefield, MAusIMM
14 September, 2009

AMEC International (Chile) S.A
Americo Vespucio Sur 100, Oficina 203
Las Condes, Santiago, Chile
Tel: (562) 210-9500
Fax: (562) 210-9510

www.amec.com

amec

CONSENT OF QUALIFIED PERSON

Rodrigo Alves Marinho, CPG-AIPG
AMEC International (Chile) S.A
Americo Vespucio Sur 100, Oficina 203
Las Condes, Santiago, Chile
Tel: (562) 210-9500
Fax: (562) 210-9510

To: Securities Regulatory Authority
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission

Re: Exeter Resource Corporation Press Release entitled "Exeter Reports 19.6 Million Ounces Gold and 4.8 Billion Pounds Copper for Caspiche Project in Chile".

I, Rodrigo Alves Marinho, CPG-AIPG consent to the public filing of Section 17, and the portions of the summary, conclusions, and recommendations sections that pertain to mineral resources, of the technical report titled "NI 43-101 Technical Report, Caspiche Property, Region III Chile" the ("Technical Report").

I consent to extracts from, or a summary of, the Technical Report in the press release by Exeter Resource Corporation entitled "Exeter Reports 19.6 Million Ounces Gold and 4.8 Billion Pounds Copper for Caspiche Project in Chile" (the "Press Release").

I confirm that I have read the Press Release and that it fairly and accurately represents the information in the Technical Report that supports the disclosure.

"Signed and sealed"

Rodrigo Alves Marinho, CPG-AIPG
14 September, 2009

AMEC International (Chile) S.A
Americo Vespucio Sur 100, Oficina 203
Las Condes, Santiago, Chile
Tel: (562) 210-9500
Fax: (562) 210-9510

www.amec.com

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

CONTENTS

1.0 SUMMARY ..... 1-1

2.0 INTRODUCTION ..... 2-1
- 2.1 Purpose ..... 2-1
- 2.2 Source of Information ..... 2-1
- 2.3 Qualified Persons ..... 2-1
- 2.4 Field Involvement of Qualified Persons ..... 2-1
- 2.5 Previous Technical Reports ..... 2-2
- 2.6 Terms of Reference ..... 2-2
- 2.7 Units of Measure ..... 2-3
  - 2.7.1 Common Units ..... 2-3
  - 2.7.2 Abbreviations ..... 2-3

3.0 RELIANCE ON OTHER EXPERTS ..... 3-1

4.0 PROPERTY DESCRIPTION AND LOCATION ..... 4-1
- 4.1 Location ..... 4-1
- 4.2 Mineral Tenure and Agreements ..... 4-1
  - 4.2.1 Mineral Rights ..... 4-4
  - 4.2.2 Agreements and Royalties ..... 4-4
- 4.3 Environmental Liability ..... 4-6
- 4.4 Operational Permits and Jurisdictions ..... 4-7

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPY ..... 5-1
- 5.1 Accessibility ..... 5-1
- 5.2 Climate ..... 5-1
- 5.3 Local Resources ..... 5-1
- 5.4 Infrastructure ..... 5-2
- 5.5 Physiography ..... 5-3

6.0 HISTORY ..... 6-1

7.0 GEOLOGICAL SETTING ..... 7-1
- 7.1 Regional Geology ..... 7-1
- 7.2 Property Geology ..... 7-4
  - 7.2.1 Volcano-sedimentary Units ..... 7-7
  - 7.2.2 Intrusive Rocks ..... 7-9
  - 7.2.3 Structure ..... 7-10
  - 7.2.4 Alteration ..... 7-10

8.0 DEPOSIT TYPES ..... 8-1

9.0 MINERALIZATION ..... 9-1

10.0 EXPLORATION ..... 10-1
- 10.1 Exeter (2005 – 2009) ..... 10-1
- 10.2 Newcrest (1996 – 1998) ..... 10-4
- 10.3 Anglo (1986 – 1990) ..... 10-4

11.0 DRILLING ..... 11-1

Project No. 3083 14 September 2009	Page TOC i

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

Project No. 3083 14 September 2009	Page TOC ii

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

Project No. 3083 14 September 2009	Page TOC iii

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

Project No. 3083 14 September 2009	Page TOC iv

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

1.0	SUMMARY

This report is an update to an earlier Technical Report on the Caspiche property (the Property) that was dated March 2009. The purpose of this updated Technical Report is to document exploration progress on the Property since the March 2009 Technical Report, to present the results of an updated mineral resource estimate, and to support the public disclosure of mineral resources at the Caspiche Property entitled “Exeter Reports Resource Estimate of 19.6 Million Ounces Gold and 4.8 Billion Pounds Copper for Caspiche Project in Chile”, dated 14 September, 2009.

The Caspiche property is an advanced-staged exploration project located in the Atacama Region of Northern Chile, approximately 120 km southeast of Copiapó. Exeter Resource Corporation (Exeter) commissioned AMEC International (Chile) S.A. (AMEC) to complete a mineral resource estimate for the Caspiche property and to provide the results of this work in an independent NI 43-101 Technical Report. The Caspiche property is owned by Minera Anglo American Chile Limitada (Anglo) and its affiliate Empresa Minera Mantos Blancos S.A. (EMABLOS). Currently, Exeter holds an option and royalties agreement with Anglo covering the 1,262 ha that comprise the Caspiche property.

The property is located in the highly-prospective Maricunga metallogenic belt, and thus exploration has focused on high-sulphidation epithermal gold and gold-copper porphyry mineralization. Anglo first discovered high-sulphidation epithermal gold mineralization in the Caspiche Porphyry area in the 1980s. In the 1990s, Newcrest Mining Limited (Newcrest) discovered high-sulphidation epithermal gold mineralization in the Caspiche Epithermals area (referred to as Caspiche III in previous Technical Reports) and porphyry-style gold-copper mineralization at Caspiche Porphyry, below the high-sulphidation epithermal gold mineralization. Exeter has focused on defining the limits of mineralization at both Caspiche Porphyry and Caspiche Epithermals since 2005.

Oligocene to Miocene volcanic and porphyritic intrusive rocks of andesitic to dacitic composition comprise the bedrock geology. Gold and copper mineralization is hosted by pervasive silica-altered volcanic rocks, and intense stockwork veining in volcanic and intrusive rocks. Over 90% of the property is covered by Quaternary glacial deposits and alluvium, up to a maximum depth of 60 m.

Drilling was conducted in three distinct periods between 1988 and 2009, by Anglo, Newcrest, and Exeter. A total of 34,700.87 m of drilling in 102 drill holes was completed on the property. Most of this drilling occurred in the Caspiche Porphyry area, where 26,818.27 m of drilling in 65 drill holes was completed, about 77% of which was diamond drilling. A total of 7,882.60 m of reverse circulation (RC) and

Project No. 3083 14 September 2009	Page 1-1

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

diamond drilling in 37 drill holes was completed at Caspiche Epithermals, about 91% of which was RC drilling.

Preliminary metallurgical testwork has been carried out by Exeter on six oxide composites and six sulphide composites from the 2007-2008 drilling campaign. Results from the three day bottle-roll cyanide tests of the -13 mm oxide composites ranged from 55% to 75% gold recovery. Column leach results for the two composite samples returned 84% recovery from the andesite composite with a calculated head grade of 0.50 g/t gold, and 77.5% recovery from the diorite composite with a calculated head grade of 0.40 g/t gold. Basic flotation testwork on a nominal grind of 140 µm K80 on the sulphide composites shows that about 85% of the copper and between 30% and 70% of the gold was recovered in the concentrate. Significant improvement on metallurgical performance for the sulphide composites is anticipated by optimizing the grind and flotation conditions in further testwork, which is ongoing. Ongoing testwork is also considering supplemental processes to enhance gold recovery, including gravity and leaching.

The mineral resource estimate for the Caspiche property was prepared by Mr. Rodrigo Marinho, CPG-AIPG, AMEC Principal Geologist and Manager of Mineral Resource Estimation in Santiago, Chile, and the Qualified Person responsible for the mineral resource estimate. The mineral resource estimate for the Caspiche property only includes mineralization from the Caspiche Porphyry prospect.

AMEC estimated mineral resources for the Caspiche property within shapes based upon lithological and alteration interpretations completed by Exeter. Gold, copper, and silver grades were estimated using ordinary kriging for most of the domains. Inverse distance squared (ID2) interpolation methods were used for domains that displayed poor variogram structures.

Parameters used to assess reasonable prospects of economic extraction for mineral resources that could be mined using open pit and underground mining methods were defined from benchmarking similar projects in Chile.

Open pit mineral resources are contained within a pit cone designed with 45° slopes, mining costs of US$1.45/t, processing costs of US$2.70/t for oxide (heap leach) and US$6.50/t for sulphide (mill), gold process recovery of 50% for oxide and 75% for sulphide, copper process recovery of 85% for sulphide, a gold price of US$825/oz, and a copper price of US$2.07/lb. Preliminary metallurgical work indicates that copper in the oxide material does not significantly affect gold recovery. High levels of copper does negatively affect the recovery of gold in some gold-copper deposits because copper can act as a cyanicide and higher-levels of cyanide may be required to overcome this and achieve the expected gold recoveries.

Project No. 3083 14 September 2009	Page 1-2

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

Underground resources are contained within stopes designed with development costs of US$700/m2, mining costs of US$5.00/t, processing costs of US$6.50/t, gold process recovery of 75%, copper process recovery of 85%, a gold price of US$825/oz, and a copper price of US$2.07/lb.

When defining underground block caving shapes for Caspiche, AMEC used an optimization software routine that determined whether or not a defined column of material could be mined and return a positive revenue, rather than employ a grade shell. Because the block caving method is a non-selective mining method, all material that fell within the columns that returned positive economics was considered to be mineable, and therefore was able to support estimation of mineral resources.

Because of the relatively sparse drilling information, and uncertainty in the geological model and grade estimation AMEC classified all mineral resources as Inferred Mineral Resources. Table 1-1 summarizes the mineral resources estimated by AMEC for the Caspiche property. The cut-off date for exploration information used for this mineral resource estimate is 30 July, 2009.

Table 1-1:     Mineral Resource Statement for Caspiche (Rodrigo Marinho, CPG-AIPG, 7 Sep 2009)

Source	Material	Category	Cut-off	Tonnes	Au	Cu	Ag	AuEq**	AuEq
			AuEq (g/t)	(Mt)	(g/t)	(%)	(g/t)	(g/t)	(Moz)
Open Pit	Oxide	Inferred	0.2	100.3	0.50	0.02	2.5	0.50	1.63
	Sulphide	Inferred	0.3	460.5	0.54	0.19	3.4	0.89	13.17
Underground	Sulphide	Inferred	NA*	444.7	0.64	0.29	4.4	1.19	16.95
Total	All	Inferred		1,005.5	0.57	0.20	3.6	0.95	31.74

* The underground resource shell is defined assuming a block caving mining method and appropriate mining costs. The block caving mining method does not permit any selectivity during the mining process and all material within the underground resource shell is therefore considered a resource.

**

Additional exploration work is required to define the limits of the mineralized system, and to better determine the grade continuity of the Caspiche Porphyry deposit. In conjunction, additional assessment of the potential for deleterious elements and metallurgical characterization studies should be completed, and baseline environmental and hydrological studies undertaken. This work will be used to support a preliminary assessment. The work should include the following programs:

Project No. 3083 14 September 2009	Page 1-3

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

•	Perform detailed surface mapping and trenching of the gravel deposits at Caspiche Porphyry to evaluate whether the mineralization in the gravels can support mineral resource estimation.
•	Evaluate the grade distribution of arsenic, and other potential deleterious elements, to determine the impact on domain modeling in future resource models.
•

Confirm the thickness and grade of the mineralized intercepts from Anglo and Newcrest drill holes by twinning 10% of the intercepts, which, if successful, would allow unrestricted use of the Anglo and Newcrest assays for purposes of mineral resource estimation.

•	Continue step out drilling from known mineralization on a 200 m grid in order to determine the limits of the mineralized system. Mineralization remains open to the southwest of CSD-036a and CSD-037.
•	Follow-up mineralization encountered in the bottom of drill hole CSD-042.
•

Negotiate agreement with property owner to south of Caspiche Segundo 1/32 concession to allow for waste stripping to extend onto adjacent property if the large pit option is considered to be the preferred method.

•	Drill to a depth of 1,500 m in strategic locations to determine whether mineralization continues at depth below the current limits.
•

Complete an infill drill program on a 150 m by 150 m staggered grid (with a central hole) to demonstrate the continuity of the mineralization and upgrade the classification of the current mineral resource.

•

Continue to perform work preparatory to completing a preliminary economic analysis. Work has commenced on long lead items required for the study such as an environmental impact study, and power and water studies.

•	Continue to assess the metallurgical characteristics of the various mineralization styles in order to determine the types of processing required.
•	Conduct a preliminary assessment (scoping study) study of the Caspiche Porphyry deposit. The objective of this study will be to assess the preliminary technical and economic viability of the project.

An estimated 22,700 m of additional drilling will be required to complete the recommended work programs. The budget for the recommended program is $14.4 M Canadian dollars (Table 1-2).

Project No. 3083 14 September 2009	Page 1-4

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

Table 1-2:	Recommended Budget for the Drill Programs and Related Activities for the 2009-2010 Field Season for the Caspiche Property
Program	Cost (CDN$)
Drilling ($245.00/m plus rig mob/demob and supplies)	$6,900,000
Assays ($38/m)	$440,000
Geological Supervision and Management (including head office overhead, travel, accounting, and consultants)	$2,000,000
Field Technicians	$500,000
Field Camp Construction and Supplies (including road maintenance and equipment, truck rental, kitchen supplies, and Copiapó office costs)	$3,000,000
Geological Mapping and Grade Distribution Studies	$100,000
Environmental/Water/Metallurgical Studies	$400,000
Preliminary Assessment (Scoping) Study of Caspiche Porphyry	$400,000
Miscellaneous	$100,000
Sub Total	$13,840,000
Contingency (5%)	$690,000
Total	$14,530,000

Following completion of the work program shown in Table 1-2, AMEC recommends that Exeter prepare for the next level of study, a pre-feasibility study. Moving forward to the pre-feasibility level assumes that positive results are received from the preliminary assessment study. The proposed work programs required to advance the Caspiche Porphyry project to the pre-feasibility level is shown in Table 21-3. AMEC anticipates that the work programs shown in Table 21-3 will be initiated following the 2009-2010 drilling campaign, and will take between two and four years to complete.

Project No. 3083 14 September 2009	Page 1-5

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

Table 1-3:	Estimated Scope of Work and Budget to Advance the Caspiche Porphyry Deposit to the Pre-feasibility Study Level
Program	Cost (CDN$)
Infill Drilling Program (drilling required to classify mostly Indicated (~60%), with lesser Inferred (~20%) and Measured (~20%) Mineral Resources)	$1,600,000
Metallurgical Drilling Program and Studies	$2,000,000
Geotechnical Studies (drill program covered in infill and metallurgical drilling program)	$500,000
Water and Power Studies	$1,000,000
Environmental Studies	$1,000,000
Aerial Survey	$30,000
Geological Supervision and Management (including head office overhead, travel, accounting, and consultants)	$2,000,000
Field Technicians	$500,000
Field Camp Construction and Supplies (including road maintenance and equipment, truck rental, kitchen supplies, and Copiapó office costs)	$3,000,000
Pre-feasibility Study	$3,000,000
Sub Total	$14,630,000
Contingency (30%)	$4,390,000
Total	$19,020,000

Project No. 3083 14 September 2009	Page 1-6

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

2.0	INTRODUCTION
2.1	Purpose

Exeter Resource Corporation (Exeter) commissioned AMEC International (Chile) S.A. (AMEC) to complete a mineral resource estimate for the Caspiche property (the Property) in Region III, Chile and to provide the results of this work in a report (Technical Report) conforming to Form 43 101F1, Technical Report.

AMEC understands that this report may be submitted to the TSX in support of filings by Exeter. The purpose of this report is to provide an NI 43-101 Technical Report of the Caspiche property to support the public disclosure of updated mineral resources at the Caspiche Property entitled “Exeter Reports Resource Estimate of 19.6 Million Ounces Gold and 4.8 Billion Pounds Copper for Caspiche Project in Chile”, dated 14 September, 2009.

2.2	Source of Information

Information for the Technical Report was obtained from work completed by AMEC at the project site and at AMEC’s offices in Santiago, Chile, and materials provided by, and discussions with, Exeter personnel.

2.3	Qualified Persons

The Qualified Persons responsible for preparation of the Technical Report include Mr. Todd Wakefield, MAusIMM, AMEC Principal Geologist, and Mr. Rodrigo Marinho, CPG-AIPG, AMEC Principal Geologist. Mr. Wakefield was responsible for reviewing the regional geology, property geology, mineralization, and the available exploration data. Mr. Wakefield is responsible for Sections 1 through 16 and 18 through 23 of the Technical Report. Mr. Marinho was responsible for estimating the mineral resource and is responsible for Section 17 of the Technical Report and portions of the Summary, Interpretation and Conclusions, and Recommendations that relate to the mineral resource estimate.

2.4	Field Involvement of Qualified Persons

Mr. Wakefield completed a site visit on 4 October 2008 accompanied by Exeter Geologists Leandro Salim, Oscar Hernandez, and Martín Rodriguez. During this site visit, Mr. Wakefield visited the current exploration camp site, and the Caspiche Porphyry area. While at site, Mr. Wakefield reviewed drill sampling and logging

Project No. 3083 14 September 2009	Page 2-1

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

procedures, discussed the property geology and drill targeting strategy with Exeter geologists, and checked the location of several Anglo, Newcrest, and Exeter drill collars.

2.5	Previous Technical Reports

The following technical reports have been filed on SEDAR for the Caspiche property, and are referenced when relied upon.

•	Wakefield, T.W., and Marinho, R., 2009, Caspiche Property, Region III, Chile, NI 43-101 Technical Report, prepared for Exeter Resource Corporation, Effective Date: 27 March 2009.
•

Tolman, J., Van Kerkvoort, G., and Perkins, J., 2008, Caspiche Project, February 9, 2009, Technical Report, Region III, Chile, prepared for Exeter Resource Corporation, Effective Date: 9 February 2009.

•

Van Kerkvoort, G., Delendatti, G.L.A., Perkins, J., 2008, Technical Report & Proposed Exploration for Caspiche Project, Region III, Chile, prepared for Exeter Resource Corporation, Effective Date: 26 April 2008.

•	Beckton, J., and Perkins, J., 2007, Technical Report & Proposed Exploration for Caspiche Project, Region III, Chile, prepared for Exeter Resource Corporation, Effective Date: 24 December 2007.
2.6	Terms of Reference

AMEC and the qualified persons are independent from Exeter. AMEC’s fee for this Technical Report is not dependent in whole or in part upon any prior or future engagement or understanding resulting from the conclusions of this report. This fee is in accordance with standard industry fees for work of this nature, and AMEC’s previously provided estimate is based solely upon the approximate time needed to assess the various data and reach the appropriate conclusions.

The effective date of this report is 14 September 2009, which represents the cut-off date for information used in the report. The effective date of the mineral resource estimate for the Caspiche property is 7 September 2009, which represents the cut-off date for exploration information loaded into the mineral resource database. There has been no material change to the information between the effective date and the signature date of the technical report.

Unless stated otherwise, all quantities are in metric units and currencies are expressed in constant 2009 US dollars.

Project No. 3083 14 September 2009	Page 2-2

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

2.7	Units of Measure
2.7.1	Common Units
Above mean sea level	amsl
Day	d
Days per week	d/wk
Days per year (annum)	d/a
Degree	°
Degrees Celsius	°C
Gram	g
Grams per tonne	g/t
Greater than	>
Hectare	ha
Hour	h
Hours per day	h/d
Hours per week	h/wk
Hours per year	h/a
Kilo (thousand)	k
Kilometer	km
Less than	<
Micrometer (micron)	µm
Milligram	mg
Milligrams per litre	mg/L
Millilitre	mL
Millimeter	mm
Million	M
Minute (time)	min
Month	mo
Ounce	oz
Ounces per ton	oz/t
Parts per billion	ppb
Parts per million	ppm
Percent	%
Pound	lb
Specific gravity	SG
Year	yr

2.7.2	Abbreviations
American Society for Testing and Materials	ASTM
Canadian Institute of Mining and Metallurgy	CIM
Global Positioning System	GPS
Rock Quality Designation	RQD
Universal Transverse Mercator	UTM
Reverse Circulation	RC
Diamond Drill	DD

Project No. 3083 14 September 2009	Page 2-3

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

3.0	RELIANCE ON OTHER EXPERTS

AMEC disclaims responsibility for information on Exeter’s rights to the Caspiche property under the option agreement with Minera Anglo American Chile Limitada (Anglo). For this, AMEC has fully relied upon the opinion of Mr. Pablo Mir, a Chilean lawyer, who works as an agent for Exeter and is associated with the law firm of Bofill Mir Abogados, located in Santiago, Chile (Mir, 2009). This opinion is relied upon in sections 4.2.1 and 17.11 of the Technical Report.

AMEC is relying upon the summary of legal agreements in Van Kerkvoort et al. (2008) as is allowed under Instruction 5 of Form 43-101F1.

Project No. 3083 14 September 2009	Page 3-1

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

4.0	PROPERTY DESCRIPTION AND LOCATION

The description of the Property was modified by AMEC from Van Kerkvoort et al. (2008).

4.1	Location

The Caspiche property is located 120 km southeast of Copiapó in northern Chile, South America (Figure 4-1). The Property is situated in the southern end of the Maricunga metallogenic belt, between the undeveloped Cerro Casale gold-copper project 12 km to the south, and the Refugio Gold Mine, 15 km to the north.

The geographic center of the Property is located at approximately 27° 41’ south latitude and 69° 18’ west longitude. The UTM (Zone 19J) coordinates using datum PSAD56 are 471,000 m east and 6,937,000 m north. Known mineralization on the Caspiche property is located in two areas: Caspiche Porphyry and Caspiche Epithermals (Figure 4-2). Caspiche Porphyry was referred to as Caspiche Central in previous technical reports. Caspiche Epithermals was referred to as Caspiche III in previous technical reports.

4.2	Mineral Tenure and Agreements

Chile is a country with a stable mining industry with mature mining laws. There are two types of mining concessions in Chile, exploration concessions and exploitation concessions.

With exploration concessions, the titleholder has the right to carry out all types of exploration activities within the area of the concession. Exploration concessions can overlap, but only the titleholder with the earliest dated exploration concession over the area as indicated by their identification (ROL) number, can exercise these rights. For each exploration concession, the titleholder must pay an annual fee of US$1.10 per hectare to the Chilean Treasury. Exploration concessions have duration of two years. At the end of this period, the concession may be renewed for two more years, in which case at least 50% of the surface area must be renounced; or converted, in total or in part, into exploitation concessions.

With exploitation concessions, the titleholder has the right to explore and exploit the minerals located within the concession area and to take ownership of the extracted minerals. Exploitation concessions can overlap, but only the titleholder with the earliest dated exploitation concession over the area can exercise these rights. The

Project No. 3083 14 September 2009	Page 4-1

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

Figure 4-1:	Caspiche Location Map (source: Exeter). North direction is indicated by the grid lines oriented parallel to the long dimension of the figure.

Project No. 3083 14 September 2009	Page 4-2

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

Figure 4-2:	Caspiche Property Map Showing Locations of Mineralization (source: Exeter)

6,945,000 mN
460,000 mE
465,000 mE
470,000 mE
475,000 mE
N
PANORAMA 1
PANORAMA 2
PANORAMA 9
PANORAMA 10
PANORAMA 3
PANORAMA 4
6,940,000 mN
PANORAMA 5
PANORAMA 6
PANORAMA 7
PANORAMA 8
CASPICHE
1 /10
CASPICHE V
1/20
CASPICHE IV
1/7
CASPICHE VI
1/25
ESCUDO II
CASPICHE IV 11
ESCUDO III
LADO
ESTE 1
1/50
LADO
ESTE 2
1/50
CASPICHE
TERCERO
1/10
ESCUDO I
ESCUDO IV
ESCUDO VI
VEGA DE
CASPICHE
1/9
LADO
ESTE 1
LADO
ESTE 2
Caspiche
Epithermals
ESCUDO V
LADO
ESTE 4
CASPICHE
SEGUNDO
1/32
6,935,000 mN
Caspiche
Porphyry
CASPICHE VII
1/ 20
Scale 1:75,000

Project No. 3083 14 September 2009	Page 4-3

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

titleholder must pay an annual fee to the Chilean Treasury of approximately US$5.80 per hectare. Exploitation concessions are of indefinite duration, and therefore do not expire.

Concession owners do not necessarily have surface rights to the underlying land, however they do have the right to explore or exploit the concession. Surface rights are further discussed under Section 5.4 of this report.

4.2.1	Mineral Rights

The Caspiche property is owned by Anglo American Norte S.A. (Anglo), formerly Minera Anglo American Chile Limitada and its affiliate Empresa Minera Mantos Blancos S.A. Currently Exeter holds an option and royalties agreement (ORA) with Anglo covering the Caspiche property.

The Property consists of nine granted exploitation concessions owned by Anglo that encompass an area of approximately 1,262 ha (Figure 4-2). The concessions are listed in Table 4-1.

In 2009, Exeter established 21 concessions over the Anglo and EMABLOS concessions totaling 5,500 ha (Figure 4-2). Sixteen of the 21 concessions are exploration concessions, three are exploration concessions currently under application, and the remaining two are exploitation concessions currently under application. As described in Section 4.2, these concessions are valid under Chile law, but are considered junior to the Anglo and EMBALOS concessions where they overlap. These concessions were established by Exeter as a safeguard only. They are free of encumbrances and they are not affected by the payment of royalties or other obligations in favor of third parties. The Exeter concessions are listed in Table 4-2.

4.2.2	Agreements and Royalties

On 11 October 2005, Exeter entered into an option and royalty agreement with Anglo and EMABLOS. The ORA states that it is subject to Chilean Law and any dispute resulting from the agreement will be resolved through arbitration by the Centro de Arbitrajes de la Cámara de Comercio de Santiago A.G.

The agreement covers seven projects, including Caspiche. According to the terms of the ORA, Exeter will gain an option to acquire a 100% interest in the property by meeting certain expenditure and drill requirements, as set out in Table 4-3. Upon vesting and commencement of commercial activities, Anglo participation in the

Project No. 3083 14 September 2009	Page 4-4

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

Table 4-1:	Anglo and EMBALOS Caspiche Concessions
Concession Name	ROL	Hectares	Claim Holder	Concession Type
Caspiche 1/10	03203-1455-0	100	Anglo	Exploitation
Vega de Caspiche 1/9	03203-1493-3	81	Anglo	Exploitation
Caspiche II 1/32	03203-1494-1	312	Anglo	Exploitation
Caspiche III 1/10	03203-1495-K	100	Anglo	Exploitation
Caspiche IV 1/7	03203-4659-2	70	EMABLOS	Exploitation
Caspiche IV 11/16	03203-4727-0	2	EMABLOS	Exploitation
Caspiche V 1/20	03203-4660-6	185	EMABLOS	Exploitation
Caspiche VI 1/25	03203-4661-4	243	EMABLOS	Exploitation
Caspiche VII 1/20	03203-4662-2	169	EMABLOS	Exploitation
Total		1,262

Table 4-2:	Exeter Caspiche Concessions
Concession Name	ROL	Hectares	Claim Holder	Concession Type
Escudo I	032203-8868-6	200	Exeter	Exploration
Escudo II	032203-8869-4	300	Exeter	Exploration
Escudo III	032203-8870-8	300	Exeter	Exploration
Escudo IV	032203-8871-6	300	Exeter	Exploration
Escudo V	032203-8872-4	300	Exeter	Exploration
Escudo VI	032203-8873-2	300	Exeter	Exploration
Panomara	03203-8780-9	300	Exeter	Exploration
Panomara	03203-8781-7	300	Exeter	Exploration
Panomara	03203-8782-5	300	Exeter	Exploration
Panomara	03203-8783-3	300	Exeter	Exploration
Panomara	03203-8784-1	300	Exeter	Exploration
Panomara	03203-8785-K	300	Exeter	Exploration
Panomara	03203-8786-8	300	Exeter	Exploration
Panomara	03203-8787-6	300	Exeter	Exploration
Panomara	03203-8788-4	200	Exeter	Exploration
Panomara	03203-8789-2	200	Exeter	Exploration
Lado Este 1	03203-7445-6	100	Exeter	Exploration in Application
Lado Este 2	03203-7446-4	100	Exeter	Exploration in Application
Lado Este 4	03203-7448-0	100	Exeter	Exploration in Application
Lado Este 1 1/50	N/A	200	Exeter	Exploitation in Application
Lado Este 2 1/50	N/A	200	Exeter	Exploitation in Application
Total		5,500

property will be reduced to a 3% Net Smelter Return (NSR), with a minimum annual payment of US$250,000. The NSR is not payable in months when the gold price is below US$325/oz, and is not subject to buyout under the terms of the ORA. If 10 years after having exercised its option Exeter has not commenced production from the property, Anglo has a right to buy it back by paying the incurred historical expenditures.

Project No. 3083 14 September 2009	Page 4-5

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

Table 4-3:	Minimum Expenditures and Drilling Requirements under Exeter’s ORA with Anglo
Year	Minimum Expenditure (US$)	Minimum Drilling (m)
1	$250,000 (spent)	1,500 (completed)
2	$300,000 (spent)	2,000 (completed)
3	$400,000 (spent)	3,000 (completed)
4	$600,000 (spent)	4,000 (completed)
5	$1,000,000 (spent)	5,000 (completed)
Total	$2,550,000 (spent)	15,500 (completed)

As of the effective date of this Technical Report, Exeter has fulfilled the total expenditure and drilling requirements for the full term of the ORA.

The exploitation concessions do not have expiration dates, and are in good standing as of the effective date of this report. Anglo paid the annual license fee for the concessions for the period 2009 to 2010. With the exception of the option to acquire granted to Exeter, no encumbrances are registered on the concessions and they are not affected by the payment of royalties or other obligations in favor of third parties.

AMEC relied on the opinion of Mr. Pablo Mir of Bofill Mir Abogados regarding the validity of the option agreement and the title of the optioned lands (Mir, 2009).

The Property has been legally surveyed.

4.3	Environmental Liability

There are no known environmental liabilities on the Caspiche property. In 1997, Newcrest Mining Limited (Newcrest), a previous operator of the Property, contracted SRK Sudamérica S.A. to study the potential environmental impact of the Caspiche project. As part of the study, queries were made before the Comisión Nacional del Medio Ambiente (CONAMA). The response of the commission at the time was that the project existed before the recently implemented environmental regulations and was therefore exempt from them. Newcrest concluded at the time that they only needed to inform the Dirección Regional del CONAMA of their activities.

In 2007, Exeter submitted an environmental impact study document (Declaración de Impacto Ambiental “DIA”) to the Chilean authorities to permit a drill program of 15 drill holes totaling 8,400 m (SGA Limitada, 2007). Approval for this program was given on 22 November 2007. A revised DIA was submitted in July 2008 for the permitting of an additional 90 drill holes totaling 80,000 m of drilling (SGA Limitada, 2008). Approval

Project No. 3083 14 September 2009	Page 4-6

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

for the new DIA was granted on 6 March 2009. This revised permit covers the total meters for the 2008-2009 drill program and the proposed 2009-2010 drill program.

4.4	Operational Permits and Jurisdictions

Drilling has been permitted through the DIA’s submitted by Exeter. No additional permits are required for the recommended exploration activities at Caspiche.

Project No. 3083 14 September 2009	Page 4-7

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPY

The information in this section was modified by AMEC from Van Kerkvoort et al. (2008).

5.1	Accessibility

Access to the project is by 183 km of paved and gravel road from Copiapó. The initial 22 km of road running south from Copiapó through the town of Tierra Amarilla is paved highway, which connects to a 161 km gravel road that runs east-southeast to the project site. Currently, total driving time from Copiapó to site is approximately three hours. The main dirt road serves as a regional transportation route to Argentina and is gradually being upgraded. This route also serves the nearby Refugio Gold Mine (Kinross Gold Corp.) and Cerro Casale gold-copper project (Kinross Gold Corp. and Barrick Gold Corp.).

5.2	Climate

The climate at Caspiche is typical for the central Andean Cordillera: windy, cold at night with limited precipitation, usually in the form of snow. Day-time temperatures in summer months approach 23°C, with night-time lows of 5°C. Day-time temperatures in winter are around freezing, with night-time temperatures dropping to -15°C. Exploration field seasons generally run from late October through mid-May. Operating mines in the area, such as the nearby Refugio Gold Mine, are operated year-round at elevations of 4,200 m to 4,500 m. Upon development, it is expected that the Property could be operated year-round.

5.3	Local Resources

The property is located 120 km southeast of Copiapó. All transport is by private vehicle. The operating Refugio Gold Mine, located 15 km north of Caspiche, transports its employees from Copiapó by bus or company-owned trucks and vans. A number of daily scheduled jet air services fly between Copiapó and Santiago.

Plentiful local semi-skilled and skilled labour is available to comparable mineral projects in the Maricunga region, and Chile supplies high-quality mining professionals.

Project No. 3083 14 September 2009	Page 5-1

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

5.4	Infrastructure

Caspiche is a green field site, and thus existing site infrastructure is limited to an exploration camp and roads.

The Property is large enough to host an open pit or underground mining operation, including a reasonably-sized open pit, mill, tailings facilities, waste dumps, and leach pads. Exeter does not currently have any surface land rights in the Caspiche property area, but concession owners have the right to establish an occupation easement over the surface as required for the comfortable exploration or exploitation of the concession. In January, 2008, Exeter made formal application to the Ministry of Public Land of the Chilean government (Bienes Nacionales) for the right to use the surface of the Caspiche property area for ongoing exploration activities. The majority of this area is owned by the Chilean government and the application is under consideration as of the effective date of this Technical Report.

Power for the existing projects in the Maricunga region is normally sourced from near Copiapó and carried to the mines by private power lines owned by the operating companies. At Caspiche, two areas of relatively level ground are already under Anglo mineral concessions and the process for obtaining permits for easements and water rights is straightforward in Chile. As of the effective date of this Technical Report, Exeter has begun initial negotiations for access to water, and is exploring different options for providing power to the project.

Exeter contracted the engineering company, Knight Piesold, to complete a preliminary water supply study that included a review of previous water studies in the Caspiche area, descriptions of applicable regulations, a compilation of existing hydrologic data and water rights for the area, an analysis of the social impact of water demands in the area, and recommendations of water sources potentially available to the Caspiche project.

Exeter contracted the engineering company, Hatch Engineering (Hatch) to perform various assignments, which included a power supply overview study for electrical power in Chile, with specific focus on Region III. Hatch reported that because of new investment in power generation in Chile, particularly coal-fired power plants, power costs are expected to decrease in 2009, and continue decreasing through 2014 (Gonzalez, 2009). After 2014, power costs are expected to remain stable for several years.

Hatch, as their principal assignment, completed a trade-off study of using seawater and desalinated water at various flowrates for process water. The study included the intake, treatment, and piping of water from the coast to the project site, including

Project No. 3083 14 September 2009	Page 5-2

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

potential intake locations and pipeline routes, an analysis of appropriate desalination technologies, a capital and operating cost estimates at a ±40% accuracy, and an analysis of permits required for the next phase.

5.5	Physiography

The Caspiche property occurs high in the central Chilean Andes. The topography within the Property consists of broad open areas of moderate relief and prominent ridges with limited cliff zones of exposed bedrock (Figures 5-1 and 5-2). Elevation within the property ranges from 4,200 m to 4,700 m amsl. Vegetation is limited to grasses and small thorny bushes, and small marsh areas at the junction of creeks. Wildlife includes guanaco, vicuña, foxes, rabbits, ground squirrels, hawks, condors, and small reptiles.

Project No. 3083 14 September 2009	Page 5-3

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

Figure 6-1:	Photograph of Caspiche Property Looking East (source: Exeter)

Project No. 3083 14 September 2009	Page 5-1

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

Figure 6-2:	Photograph of Caspiche Property Looking West (source: Exeter)

Project No. 3083 14 September 2009	Page 5-2

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

6.0	HISTORY

The following project history was modified by AMEC from Van Kerkvoort et al. (2008).

The southwest part of the Property, which includes Caspiche Porphyry, was staked in 1986 by Anglo as part of a generative exploration program covering the entire Maricunga metallogenic belt. Newcrest held the project through an option agreement with Anglo from 1996 to 1998, during which time they discovered the Caspiche Epithermals mineralization, and staked an additional 2,561 ha to cover it. Newcrest decided to abandon exploration in South America in 1998, and the ground held by Newcrest lapsed and became open. Anglo subsequently staked portions of this ground to form the current Caspiche property position.

Anglo was the first to explore the Caspiche area. Between 1986 and 1990, Anglo conducted three field campaigns on the Property. The first campaign consisted of rock-chip and grid-soil geochemical surveys, where a total of 842 rock-chip samples and 431 soil samples were collected. These surveys identified a 650 m by 300 m zone of the Caspiche Porphyry area that is strongly anomalous at surface in gold, silver, copper, and arsenic. Eighty rock samples returned values greater than 1 g/t gold, with a high value of 5.45 g/t gold.

During the 1988 field season Anglo drilled 568 m in 12 shallow air rotary holes in the Caspiche Porphyry sector. These drill holes targeted near-surface gold mineralization identified in hydrothermally-altered volcanic rocks, and delineated by the geochemical surveys. Drilling from this campaign intersected significant widths of mineralization in several holes, including 32 m grading 1.10 g/t gold in SHC-4 and 48 m grading 1.03 g/t gold in SHC-5.

During the 1990 season, Anglo drilled 950 m in six reverse circulation (RC) holes, exploring the Caspiche Porphyry gold system to greater depths. Results from this program yielded narrow intersections of gold mineralization, including 10 m grading 1.09 g/t gold in SPC-02 and 34 m grading 0.63 g/t gold in SPC-05.

During the first field season of the option in 1996-1997, Newcrest conducted geological mapping; rock geochemical surveys; aeromagnetic and IP/Resistivity geophysical surveys; and drilled 3,298 m in 14 RC drill holes. Twelve holes were drilled at Caspiche Porphyry to follow-up disseminated mineralization discovered by Anglo, and the testing of targets defined by the geochemical and geophysical surveys. Two holes were drilled in the Caspiche Epithermals area, targeting epithermal-style mineralization indicated by anomalous gold and mercury surface geochemistry.

Project No. 3083 14 September 2009	Page 6-1

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

During the 1997-1998 field season, Newcrest conducted soil geochemical surveys, geologic investigations, and drilled 4,123 m in 22 RC drill holes at the Caspiche Porphyry and Caspiche Epithermals prospect areas. Porphyry-style gold-copper mineralization was encountered in several of the drill holes at Caspiche Porphyry.

Exeter optioned the Property in October 2005. No significant exploration work was reportedly conducted on the Property from the end of the Newcrest drill campaign to the beginning of work by Exeter.

In 2006 and 2007, Exeter compiled historic exploration data into a geographic information system (GIS), reprocessed existing geophysical data, completed geological mapping of the property area, collected rock-chip samples, and conducted controlled source audio-frequency magnetotellurics (CSAMT), pole-dipole induced polarization (IP), and natural source magnetotellurics geophysical surveys. In 2008 and 2009, Exeter completed property-scale geological mapping; a PIMATM (field portable, infrared spectrometer useful for mineral identification) study of drill core samples; a soil orientation survey over the Caspiche Porphyry area; a re-interpretation of the regional geophysical data; and age dating work.

From 2006 though May 2009, Exeter completed over 25,000 m of drilling in 49 drill holes, mostly as deep diamond drill holes in the Caspiche Porphyry area.

Project No. 3083 14 September 2009	Page 6-2

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

7.0	GEOLOGICAL SETTING

The following description of the regional geology was modified by AMEC from Van Kerkvoort et al. (2008).

7.1	Regional Geology

The Caspiche property is located in the Maricunga metallogenic belt, a north-northeast trending, linear zone containing at least 14 occurrences of gold and/or silver mineralization between latitudes 26° and 28° S in the Andean Cordillera of northern Chile (Vila and Sillitoe, 1991; Figure 7-1).

The Maricunga belt is composed of a series of volcanoes of andesitic to dacitic composition (Figure 7-2). These volcanoes are Oligocene to late Miocene in age and form part of the continental margin volcanic-plutonic arc. These volcanic rocks are generally restricted to north-south trending grabens, and Paleozoic to Triassic basement rocks are exposed in intervening horst blocks. Volcanism occurred in four events grouped into two main episodes. The initial event began in late Oligocene and lasted until early Miocene (26 to 20 Ma). The second occurred during the middle Miocene (16 to 11 Ma). These events resulted in the creation of numerous stratovolcanic complexes and dome fields over the length of the belt. The third and fourth episodes of dacitic volcanism occurred in the late Miocene (11 to 7 Ma) and late Miocene to early Pliocene (7 to 5 Ma), respectively, and included the formation of two pronounced volcanic edifices, Volcán Copiapó and Volcán Jotabeche (Figure 7-2).

Two main structural trends are important in the Maricunga belt. North-south to north-northeast trending high-angle reverse faults form a series of horsts and graben blocks, and it is these graben structures that host significant mineralization in the Maricunga belt. West-northwest to north-northwest trending structures occur as normal trans-tensional faults, dykes, veins and linear alteration zones, and are associated with alteration and mineralization in late Oligocene to early Miocene volcanic centres.

The Maricunga belt hosts numerous significant mines and advanced projects. The deposits are typically of the porphyry gold-copper style or high sulphidation epithermal gold-silver. Examples of porphyry deposits in the Maricunga belt are Refugio, Cerro Casale, Marte, and Lobo. High sulphidation examples include La Coipa and La Pepa (Figure 7-2). A strong northwest-southeast structural control to the mineralization is typical of many of the deposits. Some Maricunga deposits have epithermal alteration textures superimposed (telescoped) onto porphyry alteration textures.

Project No. 3083 14 September 2009	Page 7-1

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

Figure 7-1:	Metallogenic Belts of Northern Chile and Argentina (source: Vila and Sillitoe, 1991)

Project No. 3083 14 September 2009	Page 7-2

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

Figure 7-2:	Regional Geology of the Maricunga Metallogenic Belt (source: Vila and Sillitoe, 1991)

Project No. 3083 14 September 2009	Page 7-3

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

7.2	Property Geology

The description of the property geology is modified by AMEC from Kerkvoort et al. (2008) and Tolman et al. (2009).

Figure 7-3 is a geological map of the Property showing the distribution of the bedrock units (the unconsolidated units have been stripped away). Figure 7-4 is a representative geological cross section showing the distribution of the rock units, the base of oxidation, and the distribution of gold and copper mineralization.

The interpretation of results from the 2008-2009 Exeter drill campaign by Exeter geologists, and geological work by consultants Dean Williams and Marcos Jimenez in late 2008, and Dick Sillitoe and Matt Houston in early 2009 resulted in the re-interpretation of some of the stratigraphic units and alteration styles, and the refinement of several lithological contacts in the Caspiche Porphyry deposit model. These changes led to a better understanding of the geological setting of the Caspiche property.

The geological model of the Caspiche Porphyry deposit remains relatively simple. Three main phases of diorite porphyry intrusion have been emplaced into a thick sequence of hornfelsed sandstone and siltstone at depth, and polymict, volcanic breccia near surface (the upper 500 m to 750 m). Information from the 2008-2009 exploration program indicates that the polymict, volcanic breccia occurs within a local basinal feature, rather than filling a diatreme vent into which the porphyry intrusions were emplaced, as was previously thought. Further, surface mapping shows the areal extent of the volcanic breccia is larger than originally thought, and does not conform to what would be expected from the surface expression of a volcanic vent. Current thinking by Exeter is that the diatreme vent may occur immediately north of the Caspiche Porphyry area.

A second, late-stage volcanic breccia unit recognized in drill core and surface mapping in 2009, lies immediately west of the Caspiche Porphyry area. The rocks are interpreted to represent a post-mineral diatreme as they contain fragments of vein mineralization and Late Diorite Porphyry, and are not cut by any vein mineralization. These breccias are volumetrically small and associated with aplite dikes near the intrusive contact.

Re-interpretation of the unit formerly known as pre-mineral microdiorite places these rocks as part of the Cretaceous Caspiche Formation basement. These rocks consist of sediments and basaltic andesite lava that have undergone high temperature pro-grade hornfels contact metamorphism, producing strong biotite, magnetite alteration.

Project No. 3083 14 September 2009	Page 7-4

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

Figure 7-3:

Bedrock Geology of the Caspiche Property (source: Exeter). Heavy Black Line Indicates Outer Property Boundary of Main Property Block that excludes Caspiche 1/10, Vega de Caspiche 1/9, and 2009 Exeter concession blocks (See Figure 4-2).

469,000 mE
470,000 mE
471,000 mE
472,000 mE
473,000 mE
6,940,000 mN
6,939,000 mN
6,938,000 mN
6,937,000 mN
6,936,000 mN
N
Fp2
FP1
Fp1
FP2
LEGEND
Scale 1:25,000

Project No. 3083 14 September 2009	Page 7-5

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

Figure 7-4:	Representative Geological Cross Section of the Caspiche Porphyry Deposit (looking northwest). Gold Grade Histogram in Red, Copper Grade Histogram in Purple (source: Exeter).

SECTION CSD 023
CSD037
CSD032
CSD023
CSD014
CSD031
1,214 m @ 0.9 Au ppm & 0.33 Cu %
LITHOLOGY
Overburden
Late mineral diatreme breccia
Inter-mineral quartz diorite porphyry second phase and associated breccia
Inter-mineral quartz diorite porphyry first phase and associated breccia
Early diorite porphyry and associated breccia
Volcanic breccia (probable Diatreme)
Sandstone and siltstone
OTHER SYMBOLS
Base of leached capping
SCALE

Project No. 3083 14 September 2009	Page 7-6

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

The 2008-2009 drilling has led to a better understanding of the alteration model at Caspiche Porphyry. The extent of late-stage advanced argillic alteration was confirmed, and the distribution of potassic alteration in the upper levels of the system was established. Supergene oxidation extends progressively deeper in the system from the north to the south. Vuggy quartz ledges intersected in the south part of Caspiche Porphyry are oxidized to depths of 150 to 200 m.

While the mineralized system at Caspiche Porphyry is closed off to the north and east, results from drill hole CSD042 indicate that an extension of the mineralized system to the west, at depth under the post-mineral diatreme breccia, is possible. Potential also exists to the south, as low-grade mineralization developed around the southern end of the intrusive system could extend to the south, and a plunging higher-grade core to the system could be encountered at depth in this area.

The principal rock types defined at Caspiche may be assigned to four broad units: pre-mineral sedimentary rocks, volcanic breccia of probable diatreme origin that also pre-dates much of the mineralization, several porphyry intrusions, and a post-mineral diatreme breccia

7.2.1	Volcano-sedimentary Units

The sedimentary rocks are separated by disconformities. These are informally divided into the pre-mineral Caspiche Formation of Jurassic to Cretaceous age; the pre to syn-mineral Rio Nevado Formation of Oligocene to Lower Miocene age; and the post-mineral Yeguas Heladas Formation of Middle to Upper Miocene age.

The Caspiche Formation is exposed at the western margin of the property (shown in purple in Figure 7-3). It is composed of columnar jointed andesite lava flows. Approximately one kilometer west of the property boundary, the lavas are viewed overlying a sedimentary sequence of rocks which range from volcanoclastic siltstones to sedimentary breccias.

The Rio Nevado Formation consists of undifferentiated felsic pyroclastic rocks. The sequence contains multiple volcanic events forming a volcanic pile that is a minimum of 200 meters thick (shown in light green in Figure 7-3). At Caspiche Epithermals, in the east of the property, the formation is crudely stratified with shallow, west-dipping horizons several meters thick. The rocks range from fine tuffs to pyroclastic breccias. Locally, thinly laminated siltstone separates the pyroclastic horizons. On the northern flank of Caspiche Porphyry the formation contains pumice-rich pyroclastic flows that are locally welded. The upper portion of the formation is composed of felsic, flow-banded, and auto-brecciated lava.

Project No. 3083 14 September 2009	Page 7-7

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

The Yeguas Heladas Formation consists of a series of stratified volcanic rocks that post-date alteration and mineralization (shown in tan and gray in Figure 7-3). This unit comprises a lower conglomerate horizon overlain by non-welded pyroclastic deposits that contain vuggy silica and massive silica-altered clasts of the Rio Nevado Formation. The youngest volcanic unit on the property is a glassy, porphyritic, flow-banded and auto-brecciated felsic lava.

Unconsolidated Quaternary deposits cover over 90% of the Caspiche project area, and include debris flows, glacial moraines, colluvium, alluvium and “vegas” (local term for small wetlands that are common on valley floors in the Andes). Drilling indicates the Quaternary cover can be up to 80 m thick. These rocks are not shown in Figure 7-3 in order to show the distribution of the bedrock units.

In the Caspiche Porphyry area, the sedimentary rocks surround the composite porphyry stock on all sides roughly 500 m to 750 m below the surface (3,700 m to 3,870 m elevation level). The rocks comprise a monotonous sequence of hornfelsed and highly-altered sandstones and siltstones that in places display no obvious textural variation over tens of meters; hence, their previous designation as microdiorite. Locally however, relict bedding at high angles to the core axis is observed, confirming the sedimentary origin of the package, which exceeds 400 m in thickness. Minor bodies of probable andesite porphyry, characterized by centimeter-sized plagioclase phenocrysts in a black, fine-grained, and highly altered groundmass, cut the sedimentary rocks locally, particularly near their upper contact. The andesite porphyry bodies are clearly intrusive because of the presence of chilled margins, but it is uncertain if they represent sills, dikes, or both.

The sedimentary rocks are overlain by 500 m to 750 m of volcanic breccia. The areal extent of this unit in the Caspiche Porphyry area is at least 1 km north-south by 1 km east-west. The breccia is polymict and mainly composed of rounded to sub-angular clasts surrounded by a difficult to identify, highly altered, fine-grained, fragmental matrix. The clasts are typically between 1 cm and 3 cm in size, but locally up 10 cm. No evidence of bedding or size sorting has been observed. Intense alteration precludes certain identification of most clast lithologies, but the remnant textures and characteristic absence of magmatic quartz grains suggest that andesite, diorite and their porphyries predominate. Hornfelsed sedimentary rock and, very locally, andesite porphyry clasts are prominent in the breccia within a few meters of the contacts with these rock types. Although most clasts are internally homogeneous, recognition of veinlets confined in a minority of clasts is important because it indicates hydrothermal activity occurred prior to breccia formation.

The origin of this volcanic breccia unit remains uncertain; however it seems likely to be part of a large diatreme. The lack of bedding and size sorting over several hundred

Project No. 3083 14 September 2009	Page 7-8

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

vertical meters would appear to preclude subaerial accumulation of the breccia. The presence of mineralized material in its clasts suggests that the diatreme was emplaced after the Caspiche porphyry system was initiated. It is unlikely that such material could have been transported from a distant volcano. Indeed, diatreme formation may even have aborted an early hydrothermal event at Caspiche. Previous interpretations centered the intrusive vent in the Caspiche Porphyry area, but the spacing of the drill pattern after the 2008-2009 drill program effectively precludes this possibility. Therefore, the vent is currently thought to lie beyond the core of the system, possibly to the north.

7.2.2	Intrusive Rocks

Exposed intrusive rocks at Caspiche are limited to a series of small felsic porphyritic stocks located at Caspiche Porphyry that extend to the north and south. Locally these exhibit chilled margins and flow banding. At depth at Caspiche Porphyry, two main porphyry intrusions constitute the well mineralized Caspiche stock, and a third porphyry intrusion abuts the Caspiche stock to the west and south. The two main porphyry intrusions are referred to as the Early Diorite Porphyry (DP) and the Early Inter-Mineral Porphyry (QDP1) and are interpreted to be early and early inter-mineral phases of the same intrusions. The third porphyry referred to as the Late Inter-Mineral Porphyry (QDP2) and is interpreted to be a late to inter-mineral phase.

The mineralized stock measures approximately 300 m by 400 m in plan, and does not vary appreciably in size over its defined 1,200-m vertical extent. The Early Diorite Porphyry appears to expand in size below the 3,600 m elevation level, although it is intruded by a body of the Early Inter-Mineral Porphyry at this level. The bulk of the Early Inter-Mineral Porphyry lies east of the Early Diorite Porphyry, although a narrow, dike-like body of Early Inter-Mineral Porphyry also follows the western side of the Early Diorite Porphyry. A fine-grained diorite porphyry occurs locally as a minor dike within the mineralized stock, which it appears to post-date. The Late Inter-Mineral Porphyry is well-defined at shallow levels, where it constitutes a curved, 1 km-long body that wraps around and truncates the western and southern sides of the earlier intrusions. At depth, however, the Late Inter-Mineral Porphyry is appreciably smaller.

The Early Diorite Porphyry is considered dioritic in composition because of the lack of quartz phenocrysts. At this early stage of the project, no petrographic work has been completed on the intrusive rocks. Plagioclase and biotite phenocrysts are abundant and accompanied by subordinate hornblende. The original texture of the Early Diorite Porphyry is partly obliterated by intense alteration and veining. Veining is dominated by an intense, multi-directional, A-type quartz-veinlet stockwork. Near the top of the intrusive body, this type of veining constitutes more than 50% of the rock mass.

Project No. 3083 14 September 2009	Page 7-9

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

Magnetite-only and quartz-magnetite veinlets are also widely developed as part of the stockwork.

The inter-mineral phases are coarser-grained and texturally better preserved than the Early Diorite Porphyry. The inter-mineral phases contain quartz phenocrysts, and thus are interpreted to be quartz diorite porphyries. The Late Inter-Mineral Porphyry is noticeably coarser-grained and contains larger quartz phenocrysts than the Early Inter-Mineral Porphyry. The Early Inter-Mineral Porphyry is cut by abundant, relatively narrow (<0.5 cm), A-type quartz veinlets, but truncates many of the quartz veinlets in the early porphyry, including all those with widths of 1-4 cm. Quartz veinlet xenoliths are commonplace in the Early Inter-Mineral Porphyry, especially near contacts with the Early Diorite Porphyry. In contrast, the Late Inter-Mineral Porphyry is only weakly veined and, in its western parts, displays low alteration intensity and preservation of magmatic biotite and magnetite.

7.2.3	Structure

Mapping of bedrock exposures indicates the main structural orientations at Caspiche to be northwest, east-northeast, and roughly north-south. These same orientations are observed as lineaments on Landsat satellite imagery and airborne magnetic imagery. Newcrest interpreted several of these lineaments to be major fault zones, including a west-northwest trending structure north of Caspiche Porphyry. Exeter found no evidence of this fault zone in the field during geological mapping in 2009.

7.2.4	Alteration

There are four end member alteration types noted on the Caspiche property:

•	Porphyry style stockwork vein and associated alteration
•	Retrograde hydrothermal alteration
•	High sulphidation epithermal style alteration
•	Supergene leaching and oxidation.

At Caspiche Porphyry all four alteration styles are present. At Caspiche Epithermals no porphyry-style stockwork vein associated alteration has been observed, though it may be present at depth or laterally beneath cover.

Alteration is complex at Caspiche Porphyry, with all four of the aforementioned styles present. There are strong vertical controls, as well as proximal versus distal alteration mineralogy assemblages for the various styles. Pervasive overprinting by successive

Project No. 3083 14 September 2009	Page 7-10

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

alteration events has frequently destroyed most primary textures, making identification of the original lithologies difficult

Porphyry stockwork style mineralization and associated alteration is not observed at surface, but has been intersected extensively in drill holes. The alteration comprises an inner potassic zone of potassium feldspar and biotite. These minerals are observed as independent zones and overlapping other alteration styles. Where unaffected by later alteration, magnetite as disseminations and hairline veinlets accompany the potassic alteration. Potassic alteration has a positive correlation with veining. Frequently potassium feldspar is observed as selvages on veins up to several centimeters wide which grades out into secondary biotite-dominated alteration. Biotite alteration is also developed in that portion of the Cretaceous Caspiche Formation basement that has undergone high temperature pro-grade hornfels contact metamorphism. In volcanic pendants immediately overlying the felsic stocks a strong patchy alteration is observed comprising irregular blebs of silica and clay. This has been described as a breccia, but can be traced laterally, where it grades into lithic tuffs. In some intrusive stocks the upper cupola zone contains an intense “wormy” quartz texture. At deeper levels more typical A- and B-style porphyry stockwork veining is observed with late stage sulphidic D-veins cutting both the earlier quartz veining and extending into the overlying volcanic units.

In some cases propylitic alteration assemblages comprising epidote-chlorite-pyrite are observed in surface exposures within one kilometer from the limits of potassic-altered zones, but generally propylitic alteration only occurs more distally. Propylitic-altered rocks have not been intersected by the drilling to date. The rocks between the potassic and propylitic alteration zones are variably clay-altered, but it is not certain if this is an argillic alteration halo related to the porphyry mineralizing event or if it is the result of the late-stage retrograde argillic-phyllic event.

An intense retrograde argillic-phyllic (clay-sericite) alteration has affected the upper levels of the porphyry system, and locally extends deep within it. In the strongly-affected zones, the potassic alteration mineral assemblages have been completely overprinted with clay and philosilicate minerals, leaving zones of strong stockwork veining with a soft white “bleached” matrix. Potassium feldspar and biotite have been completely replaced. The contact between this zone and the underlying potassic alteration dips toward an apparent “draw-down” zone. The retrograde event has converted magnetite to specular hematite (martitization), but it does not appear to have affected the gold and copper distribution.

Project No. 3083 14 September 2009	Page 7-11

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

In some lithologies, and most notably in the lithic tuff unit, selective alteration of clasts to clay and matrix flooded with silica has produced patchy alteration giving the rock a brecciated appearance. A similar texture is observed proximal to intrusive contacts. This texture is thought to be the product of abundant xenoliths, or magma stoping.

The high-sulphidation epithermal zone is characterized by siliceous ridges which outcrop on the peripheries of the Caspiche Porphyry mineralization. The ridges comprise strongly silicified crystal-lithic tuff and quartz-feldspar porphyry. These units exhibit typical vuggy residual silica textures with rectangular cavities where feldspar phenocrysts have been totally leached from the rock and the matrix is replaced by silica. In the volcanic units, lithic clasts have been selectively dissolved or replaced by kaolin-alunite-quartz±pyrophylite±dickite assemblages. These zones are interpreted as high-level advanced argillic-altered silica cap zones. The silica caps contain structurally controlled tufasite breccia dykes with brecciated silica cap material hosted in a kaolin-silica-alunite matrix. These structural zones can be traced outward to adjacent argillic-altered areas where they are observed as linear zones of vuggy residual silica, or silica-ledges.

Oxidation and supergene effects are notable in the upper 100 m to 150 m and occasionally down to 200 m. The primary effect of this oxidation is the oxidation of pyrite, and the resultant acid converts minerals other than silica into kaolin. The contact between oxide and sulphide material is sharp. Minor chalcocite is observed on the oxide-sulphide contact, but there is no development of copper enrichment, presumably because copper-enriched solutions migrated laterally. Visually the contact is easy to pick and is geochemically sharp with a notable depletion in copper in the oxide zone, being less than 0.03% copper.

Outcropping hydrothermal alteration at Caspiche Epithermals is developed entirely in felsic lithic tuffs of Rio Nevado Formation. Zoned alteration is observed with leached zones of residual silica restricted to narrow linear structures within more widespread silica flooding. At the eastern extent of the Caspiche Epithermals zone at the boundary of the property, the rocks are affected by low-temperature silica and argillic mineral assemblages that are characteristic of steam-heated alteration which forms above paleo-water tables in high-sulphidation-style alteration systems.

Project No. 3083 14 September 2009	Page 7-12

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

8.0	DEPOSIT TYPES

The following discussion of deposit types was modified by AMEC from Van Kerkvoort et al. (2008).

Stockwork-hosted, gold-copper porphyry, and high-sulphidation epithermal gold mineralization styles have been recognized on the Caspiche property. Mineralization at Caspiche Porphyry is interpreted to be a high-sulphidation epithermal gold deposit above a gold-rich, gold-copper porphyry deposit. Mineralization at Caspiche Epithermals is interpreted to be a high-sulphidation epithermal gold deposit.

The Maricunga metallogenic belt contains significant gold-rich, gold-copper porphyry deposits, and high-sulphidation epithermal gold±copper±silver systems. In some cases the high-sulphidation epithermal systems are superimposed on the porphyry style mineralization. These deposit types are different from the copper-dominant, large porphyry copper deposits found further north in Chile.

Vila and Sillitoe (1991) described the style of mineralization in the Maricunga belt as follows:

Porphyry-type mineralization in the Maricunga belt was generated beneath andesitic-(dacitic) stratovolcanoes. Volcanic rocks were intruded by isolated, composite dioritic porphyry stocks. Weakly porphyritic microdiorite and associated intrusion breccia are prominent stock components.

Gold-copper mineralization is believed to have been introduced with K silicate alteration, which is well preserved only at the Amalia, Refugio, and Casale Hill (Aldebaran) prospects. K silicate alteration is overprinted and commonly obliterated by sericite-clay-chlorite assemblages of intermediate argillic type. Much of the gold is present in quartz stockworks. Iron oxides, both early magnetite and late hematite, constitute 5 to 10 vol percent of mineralized zones. Sulphides are dominated completely by pyrite but include minor chalcopyrite and trace bornite and molybdenite. Supergene leaching of copper is developed to various degrees, but enrichment is developed only incipiently.

Several porphyry-type stockworks are overlain by pyrite- and alunite-rich advanced argillic alteration, which carries barite, native sulfur, enargite, and at La Pepa, high-grade, vein-type gold mineralization of high sulphidation, epithermal type. The quartz stockworks and advanced Argillic caps are telescoped at Marte, Valy, Santa Cecilia, and La Pepa but are separated by a chloritized zone transacted by a swarm of gold-poor, polymetallic veins with quartz-alunite selvages at Aldebaran (Cerro Casale).

Project No. 3083 14 September 2009	Page 8-1

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

Marte and Lobo are rich in gold (1.43 and 1.6 ppm) and poor in copper (0.05 and 0.12%) and molybdenum (46 and ~10 ppm), and may be designated as porphyry gold deposits. However, gold contents are lower (0.6-1 ppm) and hypogene copper contents probably higher at Refugio and Casale Hill.

The depth of erosion of Maricunga porphyry-type systems is believed to decrease from the K silicate zones exposed at Refugio and in the Casale Hill sector at Aldebaran (Cerro Casale), through Marte, Valy, Santa Cecilia, and La Pepa where remnants of advanced Argillic caps are present, to the highest, mercury-rich part of the Cathedral Peak sector at Aldebaran and zones higher than and west of Marte which comprise advanced argillic alteration rich in native sulfur.

Figure 8-1 shows a generalized porphyry model and the relationship between the porphyry and epithermal environments.

Project No. 3083 14 September 2009	Page 8-2

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

Figure 8-1:	Generalized Porphyry Model (source: Vila and Sillitoe, 1991)

Project No. 3083 14 September 2009	Page 8-3

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

9.0	MINERALIZATION

The following description of the mineralization was modified by AMEC from Van Kerkvoort et al. (2008).

Mineralization has been encountered in two main areas of the Caspiche property. These two areas are named Caspiche Porphyry and Caspiche Epithermals.

Both high-sulphidation epithermal, and porphyry-style mineralization occur at Caspiche Porphyry. High-sulphidation epithermal-style alteration crops out at Caspiche Porphyry, and hosts disseminated gold in felsic volcanic rocks and dacite quartz-feldspar porphyry intrusive rocks. Modeling of the mineralization indicates the presence of an upper gold-bearing oxide zone underlain by a lower gold-copper-bearing sulphide zone. Porphyry-style stockwork quartz veining, containing gold and copper mineralization, has been intersected over broad lengths in drill holes, but no porphyry-style mineralization has been observed at surface on the Property. This is in part due to the extensive alluvium which covers approximately 90% of the Caspiche property area.

A representative geological cross section of the Caspiche Porphyry area, showing gold and copper grades as down-hole histograms, is provided in Figure 9-1. Mineralization is hosted primarily by diorite porphyry and mineralized basement and andesitic volcanic rocks, and covered by up to 60 m of alluvial overburden. The upper 100 m below the alluvial deposits is generally mineralized only in gold, and the onset of copper mineralization generally coincides with the commencement of sulphide mineralization. No significant supergene oxide mineralization has been observed at Caspiche Porphyry. Mineralized intercepts in the diorite porphyry appear to have good continuity, and yield consistent intercepts of between 450 m and 1,200 m of porphyry-style, sulphide mineralization grading between 0.3 g/t and 1.0 g/t gold, and 0.1% and 0.4% copper. Near surface, oxide intercepts at Caspiche Porphyry generally range between 20 m and 200 m grading between 0.2 g/t and 1.2 g/t gold and <0.02% copper.

At Caspiche Epithermals only high-sulphidation epithermal style alteration and gold mineralization have been observed and intersected by drilling to date. Potential for porphyry-style mineralization at depth remains, because drilling to date at Caspiche Epithermals has targeted near-surface high-sulphidation epithermal mineralization and thus reached only shallow depths. One drill hole completed in 2009 failed to intersect intrusive rocks or porphyry-style alteration and mineralization.

Project No. 3083 14 September 2009	Page 9-1

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

Figure 9-1:	Caspiche Porphyry Geological Cross Section (looking northwest). Gold Grade Histogram in Red, Copper Grade Histogram in Purple (source: Exeter).

SECTION CSD 016
CSD028
CSD016
CSD029
CSR019
92 m @ 0.41 Au ppm
792.5 m @ 0.96 Au ppm & 0.4 Cu %
CSD035
LITHOLOGY
Overburden
Inter-mineral quartz diorite porphyry second phase and associated breccia
Inter-mineral quartz diorite porphyry first phase and associated breccia
Early diorite porphyry and associated breccia
Sandstone and siltstone
OTHER SYMBOLS
Fault
Base of leached capping

Project No. 3083 14 September 2009	Page 9-2

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

10.0	EXPLORATION

The Caspiche property has been explored by Anglo, Newcrest, and Exeter from 1986 to the effective date of this Report. Exploration activities and results, organized by operator, are presented in Tables 10-1, 10-2, and 10-3 below. Exploration work reported in previous Technical Reports (see Section 2.5) is summarized in this Report as is permitted under Instruction 1 of Form 43-101F1.

10.1	Exeter (2005 – 2009)

Exeter optioned the Caspiche property in October 2005, and has conducted geological mapping, geochemical sampling, geophysical surveying, and drilling programs through the effective date of this Report.

Exploration work conducted on the Caspiche property by Exeter since the effective date of the last Technical Report completed on the Property (effective date of 27 March 2009) consisted primarily of completing the 2008-2009 season drill program. A total of 8,676.30 m from 12 drill holes were completed during this time period, and includes drill holes CSD-034 through CSD-042. This total includes three drill holes totaling 1,007.95 m that were abandoned due to drilling problems, and redrilled from the surface. The purpose of this drill program was to define the limits of the Caspiche Porphyry deposit, and test exploration targets to the east and southwest of the Caspiche Porphyry area. Two of the drill holes in this program were completed in the Caspiche Epithermals area. A summary of the drilling conducted during this time period is presented in Section 11, Drilling.

Other exploration work conducted during this time period included property-scale geological mapping; a refinement of the deposit geological model, a PIMATM (field portable, infrared spectrometer useful for mineral identification) study of drill core samples; a soil orientation survey over the Caspiche Porphyry area; a re-interpretation of the regional geophysical data; age dating work; and submission of 11 drill core samples for density determination. The metallurgical testwork initiated in 2008 was completed during this time period also. The results of the metallurgical testwork are provided in Section 16, Mineral Processing and Metallurgical Testing. Significant exploration work carried out on the Property by Exeter is summarized in Table 10-1.

Project No. 3083 14 September 2009	Page 10-1

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

Table 10-1:	Summary of Exeter Exploration Programs on the Caspiche Property
Year	Work Performed
2005	Compiled historic data into a digital Geographic Information System (GIS).
2006	Purchased ASTER mineral model maps and QuickBird high-resolution satellite imagery.
2006	Reprocessed airborne magnetometer survey data using consultants D. Burt of Mendoza, Argentina and J. Scarbrough of Zonge Chile Limitada.
2006	Reprocessed the Newcrest IP line data using consultant S. Collins of Arctan Consultancy, Sydney, Australia.
2006	Mapped the entire property and collected 112 rock-chip samples to check assays reported from previous workers and for PIMA work.
2006

Conducted a Controlled Source Audio-Frequency Magneto-Tellurics (CSAMT) survey with line orientation perpendicular to the prominent west-northwest structure. A total of 29.7 line-km were surveyed by Quantec Chile Limitada.

2006	John Keiley, independent consultant (former Chief Geophysicist of Barrick), reviewed the CSAMT and very low frequency (“VLF”) programs.
2007	Contracted Zonge Chile Limitada to conduct a Pole-Dipole IP survey on 200 m-spaced lines over the Caspiche Porphyry porphyry target and surrounding area.
2007	Contracted Zonge Chile Limitada to conduct a natural source magneto-telluric survey over a large portion of the Caspiche property on 200 m-spaced lines.
2007

Drilled a total of 3,547.7 m in 14 drill holes on the property between January and the end of March, 2007. Hidden resistive bodies were targeted using geological mapping and geophysical interpretation.

2007-2008	Drilled a total of 5,494.87 m in 12 drill holes on the property during the 2007-2008 season.
2008-2009	Drilled a total of 16,453.30 m in 22 drill holes on the property from October 2008 through the effective date of this Technical Report.
2009	Contracted Dick Sillitoe to review and revise geologic interpretations during site visits in February and May 2009.
2009	Conducted PIMA analysis of 1 in 20 core samples from the 2007-2008 Exeter drill campaign.
2009	Conducted soil gas geochemical orientation program over Caspiche Porphyry to guide exploration elsewhere on the property.
2009	Submitted 11 core samples for density determination at VIGALAB in Copiapo.
2009	Contracted Zonge Chile Limitada to determine depth to several property targets.
2009	Colorado State University Re-Os dating of Early Diorite Porphyry.
2009	Conducted metallurgical testwork of oxide and sulphide composite samples.

The interpretation of drill results from the 2008-2009 drill campaign by Exeter geologists, and geological work by consultants Dick Sillitoe and Matt Houston in February to May 2009 resulted in a re-interpretation of some of the stratigraphic units that therefore led to a better understanding of the geological setting at Caspiche. Several of the stratigraphic units were changed in the logging guide, and a re-logging campaign was completed for previous drill holes as necessary.

Project No. 3083 14 September 2009	Page 10-2

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

Exeter completed PIMA analysis on every 20th core sample from the 2007-2008 Exeter drill campaign. A preliminary review of data from CSD-014, CSD-015, and CSD-016 shows that the presence of illite is associated with logged intermediate argillic alteration and kaolinite is associated with logged advanced argillic alteration. Exeter plans a more thorough analysis of the PIMA results before the next drill campaign.

Exeter conducted a soil gas orientation program over the Caspiche Porphyry area in March 2009, using the Soil Gas Hydrocarbon Geochemistry technique of Activation Laboratories Ltd. from Ancaster, Ontario, Canada. A total of 198 soil samples were collected with the goal of determining the usefulness of the technique at Caspiche. The results from the survey had not been evaluated by Exeter as of the effective date of this Report.

In March 2009, Zonge Chile Limitada reinterpreted the regional geophysical data in the Caspiche Epithermals area in an effort to refine a drill target based upon legacy induced polarization (IP) geophysical data. Drill hole CSD-040a was drilled on this target and encountered high-sulphidation mineralization hosted by volcanic breccia and vuggy silica ledges, similar to that previously identified at Caspiche Epithermals, but no intrusive rocks or significant quartz veining was intersected.

In March 2009, Exeter submitted a total of 11 core samples to VIGALAB for density determination following the wax-coated, water immersion method to validate the accuracy of the density measurements conducted by Exeter personnel at the Exeter logging facility in Copiapó. VIGALAB is an ISO 9001-2000 certified assay laboratory based in Copiapó, Chile. Samples included representative cores from the main rock units at Caspiche. The VIGALAB results confirmed the accuracy of the Exeter density determinations as 10 of the 11 results were within 10% of the original Exeter measurement.

In April 2009, Colorado State University determined an age of 25.38 Ma ± 0.09 Ma for the Early Diorite Porphyry unit. The date was determined by Re-Os dating of drill core from 779.75 m depth in drill hole CSD-016. The date indicates that the age of mineralization at Caspiche is contemporaneous with the age of mineralization at the nearby Refugio mine and Santa Cecilia prospect.

Project No. 3083 14 September 2009	Page 10-3

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

10.2	Newcrest (1996 – 1998)

A summary of the exploration work completed by Newcrest is provided in Table 10-2.

Table 10-2:	Summary of Newcrest Exploration Programs on the Caspiche Property
Year	Work Performed
1996-1997	Geological mapping of Caspiche property area
1996-1997	Contracted Quantec Chile Limitada to conduct a 19.4 line-km IP/Resistivity survey over portions of the Caspiche property.
1996-1997	Conducted 275 line-km helicopter aeromagnetic survey
1996-1998	Collected 382 rock-chip and 171 soil samples
1997	Completed a total of 2,908 m of RC drilling in 12 holes in the Caspiche Porphyry area, and 390 m of RC drilling in 2 holes in the Caspiche Epithermals area
1997-1998	Conducted soil orientation survey, including Mobile Metal Ion (MMI) and Enzyme Leach analysis.
1997-1998	Conducted advanced geologic investigations, including oxygen isotope, fluid inclusion studies, thin-section petrography, and K/Ar geochronology.
1998	Completed a total of 532 m of RC drilling in 2 holes in the Caspiche Porphyry area, and 3,591 m of RC drilling in 20 holes in the Caspiche Epithermals area

10.3	Anglo (1986 – 1990)

A summary of the exploration work completed by Anglo is provided in Table 10-3.

Table 10-3:	Summary of Anglo Exploration Programs on the Caspiche Property
Year	Work Performed
1986-1988	Collected 842 rock-chip samples on the Caspiche property
1986-1988	Collected 431 soil samples at Caspiche Porphyry
1988	Completed a total of 568 m of rotary drilling in 12 holes in the Caspiche Porphyry area
1990	Completed a total of 950 m of RC drilling in 6 holes in the Caspiche Porphyry area

Project No. 3083 14 September 2009	Page 10-4

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

11.0	DRILLING

A total of 34,700.87 m of drilling in 102 drill holes have been completed on the Caspiche property by Exeter, Newcrest, and Anglo from 1988 to 2009. Drilling has been concentrated in two main areas of the Caspiche property: Caspiche Porphyry and Caspiche Epithermals. Of the drill total, 65 holes totaling 26,818.27 m have been drilled at the Caspiche Porphyry prospect, and 37 holes totaling 7,882.60 m have been drilled at the Caspiche Epithermals prospect.

Operators have employed air-rotary, RC, and diamond drilling methods on the Property. Drilling at Caspiche Porphyry has been dominantly by diamond drilling methods, whereas drilling at Caspiche Epithermals has been dominantly by RC drilling methods.

11.1	Caspiche Porphyry

A total of 26,818.27 m of drilling in 65 drill holes have been completed at Caspiche Porphyry. A summary of the drilling campaigns carried out at Caspiche Porphyry is shown in Table 11-1. Figure 11-1 shows the spatial distribution of the drill holes from the different drill campaigns. Newcrest’s drill hole CDH-11 is located off Figure 11-1 about 1 km to the southwest. Approximately 8,700 m of core plus RC pre-collar drilling has been completed at Caspiche Porphyry since the effective date (27 March 2009) of the last Technical Report. This includes two drill holes (CSD-036 and CSD-39) for a total of 801.50 m that were drilled, but were not sampled and assayed. Two drill holes (CSD-016 and CSD-023) drilled during the 2007-2008 drill campaign were extended during the 2008-2009 drill campaign.

Project No. 3083 14 September 2009	Page 11-1

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

Table 11-1:	Summary of Drilling Campaigns at Caspiche Porphyry
Campaign	Timeframe	Rotary Drill Holes	Rotary Drill Total (m)	RC Drill Holes	RC Drill Total (m)	Core Drill Holes	Core Drill Total (m)
Anglo	1988-1990	12	568	6	950
Newcrest	1997-1998			15	3,440
Exeter	2006-2009			6	1,290	26	20,570.27
Totals		12	568	27	5,680	26	20,570.27

Note: RC pre-collar drill lengths are included in the core drilling totals.

Anglo focused its drilling at Caspiche Porphyry on testing areas of surface high-sulphidation epithermal gold mineralization. In 1988, Anglo drilled a series of shallow, 50 m rotary drill holes around the prominent silica-altered hill on the north side of the Property. In 1990, Anglo drilled six RC holes with total depths between 150 m and 200 m to test the high-sulphidation epithermal system at depth (Figure 11-1). Drill holes were mostly inclined (between -60° and -70°) and oriented to the northeast and southwest. Anglo intersected several zones of significant oxide mineralization, including 32 m grading 1.10 g/t gold and 4.3 g/t silver in drill hole SHC-4, and 48 m grading 1.03 g/t gold and 6.1 g/t silver in drill hole SHC-5.

Because of uncertainty regarding the drilling, sampling, and assaying methodologies used by Anglo in its drill campaigns at Caspiche, AMEC did not use Anglo drill results in the Caspiche mineral resource estimate. Support for this decision is included in sections 11.3.3, 12.2.3, and 13.2.3.

Newcrest followed-up Anglo’s success at the prominent silica-altered hill with 12 drill holes in the 1996-1997 exploration season and two drill holes in the 1997-1998 season (Figure 11-1). Newcrest drill holes were mostly inclined (between -60° and -80°) and oriented to the northeast and south. Drill hole depth ranged between 80 and 332 m and averaged 230 m. In addition to confirming the presence of near-surface, oxide, gold mineralization, Newcrest intersected several zones of sulphide, porphyry-style, gold-copper mineralization, including 120 m grading 0.51 g/t gold and 0.27% Cu in drill hole CDH-2b, and 154 m grading 0.63 g/t gold and 0.24% copper in drill hole CDH-3.

Project No. 3083 14 September 2009	Page 11-2

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

Figure 11-1:	Drill Hole Location Map for the Caspiche Porphyry Prospect Area (source: Exeter)

Legend
AngloGold Drill Campaign
Exeter Drill Campaign
Newcrest Drill Campaign
Property Boundary
50 m Contour Lines
Exeter Resource Corp.
Caspiche Project
Caspiche Porphyry
Drill Hole Plan
150 0 150 300
metres
CSD018
CSD034
CSD036
CSD030
CSD017
CSD016
CSD028
CSD023
CSD032
CSD037
CSD042
CSD041
CSD033
CSD029
CSD026
CSD039
CSD039a
CSR019
CSR020
CSR022
CSR021
CSD031
CSD014
CSD015
CSD027
CSR013
CDH01
CDH02
CDH06
CDH07
CDH09
CDH10
CDH12
CDH24
CDH25
CDH2a
CDH2b
SPC06
SHC11
SHC10
SPC04
SHC04
SPC01
SHC02
SHC01

Project No. 3083 14 September 2009	Page 11-3

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

Because of uncertainty regarding the sampling and assaying methodologies used by Newcrest in their drill campaigns at Caspiche, AMEC restricted use of the Newcrest drill results in the Caspiche mineral resource estimate to a maximum classification of Inferred Resources. Support for this decision is included in section 13.2.2.

Exeter first drilled in the Caspiche Porphyry area with the last RC drill hole of the 2006-2007 season, CSR-13. Exeter drilling during the 2007-2008 season was aimed at following up the previous season’s intercept, and drilling during the 2008-2009 season was designed to define the limits of the mineralized system. Exeter drill holes were inclined (between -60° and -80°) and oriented dominantly to the northeast and southwest. Drill hole CSR-013 intersected 134 m of sulphide mineralization grading 0.90 g/t gold and 0.20% copper from 210 m to 344 m depth, using a 0.50 g/t gold cut-off. Significant intercepts returned from the 2007-2008 and 2008-2009 drill campaigns include drill hole CSD-016, which intersected 92 m of oxide mineralization grading 0.41 g/t gold, and 792.45 m of sulphide mineralization grading 0.96 g/t gold and 0.40% copper, drill hole CSD-028, which intersected 862.1 m of sulphide mineralization grading 0.54 g/t gold and 0.29% copper, and drill hole CSD-032, which intersected 1214.0 m of sulphide mineralization grading 0.90 g/t gold and 0.33% copper.

11.2	Caspiche Epithermals

A total of 7,882.60 m of RC and diamond drilling in 37 drill holes have been completed at Caspiche Epithermals. Drill results from mineralization at Caspiche Epithermals is not included in the Caspiche mineral resource estimate in this Report.

A summary of the drilling campaigns carried out at Caspiche Epithermals is provided in Table 11-2. Figure 11-2 shows the spatial distribution of the drill holes from the different drill campaigns. Newcrest’s drill holes CDH-15, CDH-16, and CDH-18 and Exeter’s drill holes CSR-05 and CSR-07 were drilled in the Caspiche Epithermals area, but are located off Figure 11-2 to the west, east, and south. A total of 697.90 m in two diamond drill holes were completed since the effective date of the last Technical Report. This includes one drill hole (CSD-040) for a total of 206.45 m that was drilled, but was not sampled and assayed.

Table 11-2:	Summary of Drilling Campaigns at Caspiche Epithermals
Campaign	Timeframe	RC Drill Holes	RC Drill Total (m)	Core Drill Holes	Core Drill Total (m)
Newcrest	1996-1998	22	3,981.00	0	0
Exeter	2006-2009	13	3,203.70	2	697.90
Totals		35	7,184.70	2	697.90

Project No. 3083 14 September 2009	Page 11-4

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

Newcrest drilling at Caspiche Epithermals was designed to follow-up anomalous gold and mercury concentrations from surface rock-chip samples. Newcrest drill holes at Caspiche Epithermals were inclined (between -60° and -75°) and oriented dominantly to the north. Exeter’s drilling at Caspiche Epithermals during the 2006-2007 field season confirmed the presence of a high-sulphidation epithermal gold system. Exeter drill holes were mostly inclined (between -60° and -70°) and oriented dominantly to the north. Exeter’s drilling during the 2008-2009 drill campaign was designed to test for porphyry-style mineralization at depth below the known high-sulphidation mineralization. Exter 2008-2009 drill holes were inclined at -75° and oriented to the northeast.

Significant results from Newcrest drilling included intercepts of 20 m to 30 m of oxide mineralization grading 0.45 g/t to 0.66 g/t gold. Exeter significant results from the 2006-2007 program included intercepts of 22 m to 36 m grading 1.1 g/t to 1.5 g/t gold and 1.6 g/t to 26.0 g/t silver. Exeter’s 2009 drill hole did not intercept porphyry-style alteration or mineralization, but did intercept high-sulphidation gold mineralization, including 10 m grading 3.5 g/t gold and 32.6 g/t silver, starting at 232 m depth.

11.3	Drilling Procedures and Conditions
11.3.1	Exeter

Exeter employs industry-standard RC and diamond drilling procedures.

During the 2007-2008 Exeter drill campaign, diamond drilling was performed by Major Drilling Chile (Major) from La Serena, Chile. The drilling was supervised by experienced drilling supervisors, and used skid-mounted diamond rigs: a Major 50 and a Boyles 20. All core drilling employed triple tube, HQ3 (6.11 cm) diameter tools, reducing to NQ3 (4.50 cm) diameter when the rig reached the depth capacity of the HQ3 equipment. The majority of core holes were drilled using the Ballmark orientation equipment to provide accurate core orientations. RC drilling was performed by Soletanche Bachy Chile from Santiago, Chile using an Ingersoll Rand TH75 E drill rig with an additional compressor and 5.125 inch tricone bits.

During the 2008-2009 drill campaign, diamond drilling was performed by Major using a Major 50 diamond drill rig and UDR1000 and UDR200 RC rigs. Diamond drilling was performed using HQ (6.35 cm) and NQ (4.76 cm) diameter tools.

Project No. 3083 14 September 2009	Page 11-5

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

Figure 11-2:	Drill Hole Location Map for the Caspiche Epithermals Prospect Area (source: Exeter)

Legend
AngloGold Drill Campaign
Exeter Drill Campaign
Newcrest Drill Campaign
Property Boundary
50 m Contour Lines
Exeter Resource Corp.
Caspiche Project
Caspiche Epithermals
Drill Hole Plan
150
0
150
300
metres
473,250 mE
473,500 mE
473,750 mE
474,000 mE
474,250 mE
474,500 mE
474,750 mE
6,937,750 mN
6,937,500 mN
6,937,250 mN
6,937,000 mN
CSR004
CSR009
CSR010
CSR011
CSR012
CSR008
CSR006
CSR003
CDH15
CDH32
CDH31
CDH29
CDH30
CDH23
CDH20
CDH35
CDH28
CDH19
CDH17
CDH26
CDH13
CDH34
CDH36
CDH18

Project No. 3083 14 September 2009	Page 11-6

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

11.3.2	Newcrest

Newcrest RC drilling was performed by Bachy S.A. in 1997, and Ausdrill Chile Ltda. in 1998. Both drill programs used 5.5 inch diameter down-the-hole hammer bits. Information available to Exeter regarding the drilling procedures employed by Newcrest is incomplete. AMEC considers it reasonable to believe that Newcrest used industry-standard RC drilling procedures during its drill campaigns at Caspiche.

11.3.3	Anglo

Anglo completed two drill campaigns at Caspiche Porphyry. The 1988 Anglo campaign drilled 568 m in 12 holes to a maximum depth of 50 m depth using a Holman air-rotary drill. In 1990, Anglo drilled six RC drill holes for a total of 950 m using a company-owned Falcon 40 drill rig. Information available to Exeter regarding the drilling procedures employed by Anglo is incomplete.

AMEC considers it reasonable to believe that Anglo used industry standard RC drilling procedures during its drill campaigns at Caspiche. However, in AMEC’s opinion, assays produced from air-rotary drilling are not adequate for mineral resource estimation purposes because of the uncertainty in the quality of the samples produced.

11.4	Logging

Exeter exploration staff log drill core at Exeter’s facility in Copiapó. Logging includes items such as lithology, pervasive and vein selvage alteration, veining description, classification and frequency measurements, oxidation and sulphide content. Detailed geotechnical logging is also performed and includes logging of core recovery, rock quality designation (RQD), fracture frequency, and rock mass rating (RMR) data. The data are captured in palm-top computers using direct manual entry into Microsoft Excel spreadsheets.

RC drill cuttings are logged at the drill site in 1 m intervals. The paper logging sheet includes similar fields to those used for core logging, but also includes a column for sample moisture content. A spoonful of the washed chips is placed in the chip tray as a record of the logged interval.

Geological logs from Anglo drill holes are not available to Exeter.

Project No. 3083 14 September 2009	Page 11-7

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

11.5	Surveys

Exeter drill-collar locations are first estimated by Exeter personnel using a hand-held GPS together with the distance from the nearest surveyed drill hole. Collar locations are then surveyed with a Leyca TC 600 Total Station instrument by Mr. Luis Jorquera Galaz from Copiapó Chile, a professional surveyor. Mr. Galaz has surveyed all Exeter drill holes through CSD-038, except for CSD-037. CSD-037 and drill holes CSD-039 through CSD-042 have been surveyed by hand-held GPS by Exeter personnel and will be surveyed by Total Station during the 2009-2010 drill campaign by Mr. Galaz.

Downhole surveys for diamond drill holes are conducted by the drill contractor every 50 m down-hole using a Reflex EZ Shot digital down-hole camera. RC drill holes are surveyed down-hole within the drill steel by Exeter to determine the dip deviation. Azimuth data from the RC surveys are discarded.

In March 2009, Mr. Galaz also surveyed all 15 of the Newcrest collar locations in the Caspiche Porphyry area, and 17 of the 22 Newcrest collar locations in the Caspiche Epithermals area. Previously, Exeter had relied upon Newcrest collar coordinates written on the drill log. These surveyed coordinates will improve the accuracy of the mineral resource model.

AMEC reviewed down-hole surveys from Exeter core holes and found deviations to be within acceptable ranges. In AMEC’s opinion, the accuracy of the collar and down-hole surveys is adequate to support mineral resource estimation procedures.

11.6	Drilling Results

The Caspiche property has not been drilled consistently in terms of drill spacing and depth. Drilling has not been completed on a grid; however the approximate drill spacing in the Caspiche Porphyry area is 200 m by 200 m, including some areas where the drill spacing is 100 m by 100 m. Drilling in the Caspiche Epithermals area has been conducted on north-south-oriented drill sections, spaced roughly 200 m apart. The average depth of drilling at Caspiche Porphyry is 413 m below surface. This average includes early Anglo drilling that averaged 84 m in total depth, and Newcrest drilling that averaged 229 m in total depth. Average depth of drilling by Exeter at Caspiche Porphyry is 683 m. The average depth of drilling at Caspiche Epithermals is 213 m; and the deepest hole on the Property is 1412.75 m long.

A list of significant intercepts is provided in Tables 11-3 and 11-4.

Project No. 3083 14 September 2009	Page 11-8

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

Table 11-3:	Significant Intercepts for the Caspiche Porphyry Prospect Area
Drill Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Cu (%)	Ag (g/t)
SHC-1	2	50	48	0.05		0.7
SHC-2	2	50	48	0.27		4.3
SHC-3	2	50	48	0.13		1.8
SHC-4	2	32	30	1.10		4.3
SHC-5	2	50	48	1.03		6.1
SHC-6	2	50	48	0.32		4.2
SHC-7	2	50	48	0.48		10.8
SHC-8	2	50	48	0.29		16.8
SHC-9	2	50	48	0.09		2.1
SHC-10	2	50	48	0.73		1.0
SHC-11	2	50	48	0.28		0.7
SHC-12	2	46	44	0.32		12.3
SPC-01	26	36	10	0.70
SPC-02	132	142	10	1.09
SPC-04	12	26	14	0.56
SPC-05	68	102	34	0.63
SPC-06	52	62	8	1.20
CDH-2b	64	134	70	0.40	0.02
CDH-2b	134	154	20	0.93	0.58
CDH-2b	154	274	120	0.51	0.27
CDH-2b	234	270	36	0.74	0.25
CDH-3	28	104	76	0.47	0.01
CDH-3	104	172	68	0.41	0.18
CDH-3	172	326	154	0.63	0.24
CDH-3	232	326	94	0.73	0.23
CDH-5	0	56	56	1.03	0.02
CDH-5	56	126	70	0.52	0.01
CDH-5	126	200	74	0.50	0.22
CDH-12	40	50	10	0.54	<0.01
CDH-12	50	64	14	0.38	<0.01
CDH-12	98	144	46	0.55	0.22
CSR-13	40	344	304	0.90	0.10
CSD-14	0	148	148	0.57	0.02
CSD-14	148	740.67	592.67	0.44	0.25
CSD-15	57.95	114	56.05	0.35	0.02
CSD-15	114	1,001.35	887.35	0.62	0.27
CSD-16	73	165	92	0.41	0.01
CSD-16	165	957.45	792.45	0.96	0.40
CSR-19	32	154	122	0.30	<.01
CSR-19	154	240	86	0.20	0.08
CSR-20	6	126	120	1.16	0.01
CSR-20	126	250	124	0.45	0.08
CSR-21	10	152	142	0.31	0.01
CSR-22	22	150	128	0.86	0.01
CSR-22	150	231	81	0.57	0.16
CSD-23	0	102	102	0.65	0.01
CSD-23	102	1,160	1,058	0.70	0.35
CSD-24	0	209	209	0.29	0.02
CSD-24	209	766.25	557.25	0.36	0.15
CSD-25	44	212	168	0.64	0.01
CSD-25	212	336.05	124.05	1.17	0.36
CSD-26	68	135	67	0.19	0.01

Project No. 3083 14 September 2009	Page 11-9

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

Drill Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Cu (%)	Ag (g/t)
CSD-26	135	208.95	73.95	0.32	0.13
CSD-27	0	150	150	1.09	0.01
CSD-27	150	714	554	0.40	0.15
CSD-28	208	1,070.1	862.1	0.54	0.29
CSD-29	66	138	72	0.52	0.01
CSD-29	138	719.1	581.1	0.50	0.19
CSD-30	94	138	44	0.17	0.01
CSD-30	138	954.55	816.55	0.67	0.22
CSD-31	44	166	122	0.22	0.02
CSD-31	166	628.1	462.1	0.35	0.15
CSD-32	95	1,309	1,214	0.90	0.33
CSD-33	34	164	130	0.47	0.01
CSD-33	164	950	786	0.33	0.13
CSD-34	120	605	485	0.25	0.07
CSD-35	0	120	120	0.69	0.02
CSD-35	120	1,025.70	905.70	0.87	0.26
CSD-36a	161	944	783	0.65	0.21
CSD-37	434	1142	708	0.50	0.22
CSD-38	15	220	205	0.16	0.02
CSD-38	220	560.4	340.4	0.11	0.03
CSD-39a	66	126	60	0.22	0.01
CSD-39a	126	1,002	876	0.75	0.29
CSD-42	400	457.5	57.5	0.45	0.04

Table 11-4:	Significant Intercepts for the Caspiche Epithermals Prospect Area
Drill Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)
CDH-13	218	226	8	1.28	37.0
CDH-14	44	56	12	0.82	25.0
CDH-18	154	156	2	1.94	9.0
CDH-19	226	228	2	0.93	5.0
CDH-21	10	12	2	0.78	16.0
CDH-21	56	62	6	1.02	5.0
CDH-21	66	72	6	1.05	7.0
CDH-21	98	100	2	2.63	5.0
CDH-21	146	164	18	1.29	17.0
CDH-21	194	196	2	0.08	58.0
CDH-22	54	56	2	0.34	38.0
CDH-22	58	74	16	1.54	27.0
CDH-23	70	80	10	0.84	28.0
CDH-23	84	92	8	1.02	10.0
CDH-23	104	110	6	0.70	18.0
CDH-23	112	124	12	3.48	8.0
CDH-23	170	172	2	0.08	82.0
CDH-27	26	44	18	0.27	15.0
CDH-28	116	120	4	1.16	9.0
CDH-29	104	106	2	0.01	64.0
CDH-31	70	72	2	1.32	2.0
CDH-32	34	44	10	0.76	14.0
CDH-32	78	82	4	0.01	68.0
CDH-33	148	150	2	0.07	80.0

Project No. 3083 14 September 2009	Page 11-10

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

Drill Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)
CDH-34	34	40	6	1.82	<1.0
CDH-34	138	140	2	0.01	129.0
CDH-34	180	184	4	0.25	395.0
CSR-001	38	40	2	0.62	<1.0
CSR-001A	36	40	4	0.90	<1.0
CSR-001A	88	90	2	0.60	0.5
CSR-001A	140	142	2	0.10	31.0
CSR-001A	180	186	6	0.20	41.0
CSR-002	38	40	2	0.02	74.0
CSR-002	52	76	24	1.10	23.0
CSR-002	94	96	2	0.04	37.0
CSR-002	134	136	2	<0.01	46.0
CSR-002	140	148	8	0.07	45.0
CSR-002	152	154	2	0.07	67.0
CSR-002	166	168	2	0.20	27.0
CSR-002	172	178	6	1.70	16.0
CSR-002	186	186.7	0.7	0.08	100.0
CSR-003	90	92	2	0.01	100.0
CSR-003	96	98	2	0.12	25.0
CSR-003	148	150	2	0.02	26.0
CSR-003	168	172	4	0.85	6.0
CSR-006	138	140	2	0.50	1.6
CSR-006	144	166	22	1.50	1.6
CSR-006	222	228	6	0.70	1.4
CSR-006	238	240	2	0.60	1.4
CSR-008	34	36	2	0.40	3.0
CSR-008	42	58	16	1.30	5.0
CSR-008	72	76	4	0.10	24.0
CSR-008	94	98	4	0.50	6.0
CSR-008	122	128	6	1.20	3.0
CSR-008	132	142	10	0.60	2.0
CSR-008	152	154	2	0.90	1.0
CSR-008	158	160	2	0.40	2.0
CSR-008	190	194	4	0.70	1.0
CSR-008	198	202	4	0.90	1.0
CSR-008	236	238	2	0.60	1.0
CSR-008	266	270	4	1.10	<1.0
CSR-008	294	298	4	2.50	<1.0
CSR-009	132	136	4	0.20	91.0
CSR-010	28	32	4	0.04	26.0
CSR-010	36	38	2	0.04	32.0
CSR-010	42	46	4	0.03	43.0
CSR-010	52	56	4	0.02	63.0
CSR-010	74	84	10	0.90	14.0
CSR-010	158	160	2	0.10	63.0
CSR-010	166	202	36	1.30	26.0
CSR-011	30	34	4	1.70	3.0
CSR-011	42	46	4	0.60	2.0
CSR-011	50	52	2	0.50	2.0
CSR-011	76	84	8	0.40	13.0
CSR-011	96	108	12	1.20	4.0
CSR-011	112	114	2	1.80	3.0
CSR-011	120	128	8	0.90	12.0

Project No. 3083 14 September 2009	Page 11-11

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

Drill Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)
CSR-011	146	148	2	0.02	100.0
CSR-011	152	156	4	0.02	32.0
CSR-012	26	28	2	1.80	8.0
CSR-012	50	52	2	0.50	17.0
CSR-012	58	68	10	0.60	13.0
CSR-012	94	110	16	2.10	2.0
CSR-012	120	122	2	0.90	1.0
CSR-012	140	160	20	0.70	2.0
CSR-012	178	180	2	0.40	2.0
CSR-012	316	318	2	0.40	1.0
CSD-40a	232	242	10	3.48	32.6
CSD-40a	266	278	12	1.05	33.2

11.7	True Thickness of Mineralization

Mineralized zones at Caspiche are irregular in shape and orientation, and true thickness is variable. Geological modeling and mineral resource estimation procedures take into account the intercept angles of drilling versus the geometry of mineralization.

11.8	Orientation of Mineralization

Mineralization at Caspiche Porphyry generally trends northwest-southeast, and mineralization at Caspiche Epithermals generally trends east-west.

Project No. 3083 14 September 2009	Page 11-12

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

12.0	SAMPLING METHOD AND APPROACH

The following description of the sampling methodology was modified by AMEC from Van Kerkvoort et al. (2008). Surface sampling and drill sampling methodology through the 2007-2008 field season was described in detail in Van Kerkvoort et al. (2008) and is summarized only in this Report.

12.1	Surface Sampling

No description of the sampling protocols for Anglo and Newcrest surface sampling remains available to Exeter. Anglo conducted an extensive rock-chip sampling campaign along roadcuts and at bedrock exposures throughout the property area and collected soil samples on a grid in the Caspiche Porphyry area. Newcrest also collected rock-chip and soil samples during its tenure with the Caspiche property.

Exeter collected rock-chip samples during the 2005-2006 field season to confirm previously reported values and to gain a better understanding of the geological and mineralization environment. Outcrop, channel, and character samples were collected as part of this program. A soil orientation program was conducted by Exeter during the 2008-2009 field season.

The results from these surface sampling programs are not used in the mineral resource estimate in this Technical Report.

12.2	Drill Sampling
12.2.1	Exeter

Reverse Circulation Sampling

RC sampling by Exeter has been consistently applied throughout the Exeter drill campaigns. Exeter has documented their RC sampling procedure in a document, written in Spanish, which is used to train drill sampling staff.

RC drill cuttings are sampled using a tricone or hammer bit via a cyclone at 1 m intervals. Sample material is collected at the drill rig in a large plastic bag, weighed, labeled and then transported to the Caspiche camp, located about 8 km from Caspiche Porphyry. At Caspiche camp, the entire sample is manually split to one-eighth and seven-eighth fractions using a single pass through a triple stage riffle splitter. The one-eighth split is then weighed and set aside for compositing, while the seven-eighth

Project No. 3083 14 September 2009	Page 12-1

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

reject sample is bagged. The one-eighth splits from each consecutive 1 m samples are combined to form the 2 m field composite for assaying.

The drill-bit diameter is recorded for each drill hole, which together with the sample weight, assists in the calculation of RC sample recovery. Average recovery from the 2007-2008 RC drilling campaign was 84.3%.

Diamond Drilling Sampling

Core sampling by Exeter has also been consistently applied throughout the Exeter drill campaigns. Exeter has documented their diamond-drill sampling procedure in a document, written in Spanish, which is used to train drill sampling staff.

Diamond drilling by Exeter at Caspiche has employed HQ (6.35 cm), HQ3 (6.11cm), NQ (4.76 cm), and NQ3 (4.50 cm) diameter core tools.

HQ3 and NQ3 triple-tube core tools are used with oriented core. The triple-tube splits are removed from the core barrel and rolled into a spare split, where Exeter’s trained field technicians fit the core together, measure the length of the recovered sample and continue the oriented line. The angle between the pin and ball mark is transferred to the core from the ring using specifically-designed protractors and marked as a red pencil line. The oriented core is then placed in a wooden core tray, where the end of the run is marked with a core block marked with hole depth. There is always a trained field technician at the rig to perform the core orientation and to record the preliminary core run recovery.

Exeter personnel transport the drill core from the drill site to Copiapó. To maintain the integrity of the core, the boxes are packed and fastened with belts in the back of the trucks.

Following logging and photographing, core is sawn in half in uniform 2 m intervals using a diamond saw. One half of the core interval is bagged for assay, and the other half is sealed with polyurethane varnish to prevent the oxidation of the sample and stored for future reference. Core samples for assay are placed in marked plastic bags, sealed and transported to the assay laboratory by Exeter personnel.

Average core recovery for the 2007-2008 and 2008-2009 drill programs was 98%.

12.2.2	Newcrest

All Newcrest drilling at Caspiche was completed using RC drilling methods. All samples were collected in 2 m intervals. Exeter obtained Newcrest project reports in

Project No. 3083 14 September 2009	Page 12-2

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

2009 that discuss drill procedures and sample recovery for the 1996-1997 Newcrest drilling campaign. Newcrest reports that reasonable sampling procedures and good sample recoveries were obtained from the drill contractor. In AMEC’s opinion, Newcrest used industry-standard practices regarding drill-sampling procedures.

12.2.3	Anglo

Anglo drilling was conducted using air-rotary and RC methods. All samples were collected in 2 m intervals. Details of drilling practices employed by Anglo are not available to Exeter. In AMEC’s opinion, it is reasonable to assume that Anglo used industry-standard practices regarding drill-sampling procedures. Air-rotary drilling is typically only used for reconnaissance exploration drilling, because the sampling method is highly susceptible to down-hole contamination from mineralized intercepts.

Project No. 3083 14 September 2009	Page 12-3

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

13.0	SAMPLE PREPARATION, ANALYSES AND SECURITY
13.1	Surface Samples

Newcrest rock samples were analyzed by ALS Geolab in Copiapó, Chile. Gold was assayed using standard 50 g fire assay with an atomic absorption finish, and other elements were determined by acid digestion and inductively coupled plasma (ICP) finish. The Exeter rock samples were analyzed at ALS Chemex in La Serena, Chile for gold by standard fire assay of a 50 g subsample and atomic absorption finish, and additional elements by ICP. ALS Chemex is an independent ISO 9001:2000 registered assay laboratory. External quality control samples were not inserted in surface sample batches. Surface samples are not included in the Caspiche mineral resource database and were not used for mineral resource estimation purposes.

13.2	Drill Samples
13.2.1	Exeter

2006-2007 Drill Campaign

All samples from the 2006-2007 Exeter drill campaign were assayed by ACME Laboratories (ACME) in Santiago, Chile. ACME is an independent ISO 9001:2000 registered assay laboratory. Samples were transported from the project site to Santiago using Estafeta, a contract transport group, and no sample loss was recorded. At ACME, samples were prepared by crushing 1 kg to 70% passing 2 mm (10 mesh ASTM-E11), splitting 250 grams and pulverizing it to 95% passing 0.106 mm (150 mesh Tyler) (ACME code R150). Gold was determined by fire assay on a 50 gram charge and atomic absorption finish (ACME code AuG6). Silver was determined by aqua regia digestion and atomic absorption finish (ACME code ICP-1D). Assays returning greater than 300 ppm silver were re-assayed by fire assay and gravimetric finish. Check assays of select intervals were completed at ALS Chemex in La Serena, Chile.

External standard reference materials (SRMs), coarse blanks, pulp duplicates, and check assays were used to control assay quality. A total of 160 quality control samples were inserted into the total sample stream of 1,784 samples submitted to ACME, for an insertion rate of 8.3%.

Exeter used four SRMs from Geostats Pty. Ltd. (Geostats), of Perth, Australia to control assay accuracy. The recommended values for these SRMs range between 0.82 g/t and 2.14 g/t gold and acceptably match the expected range of gold concentrations at Caspiche. AMEC reviewed the SRM results for the 2006-2007 drill

Project No. 3083 14 September 2009	Page 13-1

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

campaign and found that the assay accuracy for ACME gold assays is acceptable. The SRMs were not certified for copper and thus the copper values were not monitored for assay accuracy.

Of 80 blanks assayed during the campaign, only three returned values greater than 0.03 g/t gold (six times the lower detection limit for gold), and the maximum value was 0.07 g/t gold.

A total of 53 samples were assayed in duplicate by ACME. AMEC reviewed the pulp duplicate sample results and found that the ACME assay precision for gold is acceptable. Ninety percent of the pulp duplicate pairs have absolute relative differences less than 30%.

A total of 54 samples were assayed at ACME and ALS Chemex. AMEC reviewed the check assays and found no significant bias exists between the ACME and ALS Chemex results for gold.

In AMEC’s opinion the ACME gold assays from the 2006-2007 drill campaign are adequately accurate and precise and are acceptable for purposes of mineral resource estimation.

2007-2008 Drill Campaign

All samples from the 2007-2008 drilling program were prepared and assayed by ALS Chemex in La Serena, Chile. RC samples were prepared as shown in Table 13-1.

Table 13-1:	RC Sample Preparation Procedure for 2007-2008 Exeter Drill Samples
Step	Procedure
1	Sample receipt and verification
2	Dry entire sample at 110° C
3	Jaw-crush entire sample to 70% passing 10 mesh
4	Homogenize and riffle split 250 g of -10 mesh material
5	Pulverize 250 g subsample to 85% passing 200 mesh

The core sample preparation procedure was refined several times during the program to provide coarse material for metallurgical samples. The first 676 m of core hole CSD-014 were prepared and assayed as were RC samples. However, the procedure was changed for the last 65 m of CSD-014 from 676 to 740.67 (total depth), and for holes CSD-015, and CSD-016, to that shown in Table 13-2.

Project No. 3083 14 September 2009	Page 13-2

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

Table 13-2:  Refined DD Sample Preparation Procedure for Exeter Drill Samples

Step	Procedure
1	Sample receipt and verification
2	Dry entire sample at 110° C
3	Jaw-crush entire sample to 70% passing 6 mm
4	Homogenize and riffle split 1 kg of -6 mm material
5	Pulverize 1 kg subsample to 85% passing 200 mesh
6	Riffle split 250 g subsample of -200 mesh material for analysis

The sample preparation procedure was refined again for drill holes CSD-018 through CSD-026 as shown in Table 13-3.

Table 13-3:	Further Refined DD Sample Preparation Procedure for Exeter Drill Samples
Step	Procedure
1	Sample receipt and verification
2	Dry entire sample at 110° C
3	Jaw-crush entire sample to 70% passing 9.5 mm
4	Homogenize and riffle split 1 kg of -9.5 mm material
5	Pulverize 1 kg subsample to 85% passing 200 mesh
6	Riffle split 250 g subsample of -200 mesh material for analysis

All RC and core samples were assayed for gold by fire assay of a 50 g subsample and an atomic absorption finish (ALS Chemex code Au-AA24). Samples reporting greater than 1 g/t gold were re-assayed to provide a check on the original assay. Copper and silver were assayed by four acid (total) digestion and atomic absorption finish (ALS Chemex codes Cu-AA62 and Ag-AA62). Fifty-one additional elements (including copper and molybdenum) were determined on all samples using aqua-regia digestion and ICP-MS (ALS Chemex code ME-MS41).

SRMs, coarse blanks, and duplicates were used to control assay quality. SRMs, blanks, and coarse duplicates were inserted at a rate of 1 in 20 for core samples, and 1 in 30 for RC samples.

Exeter used SRMs from Geostats to control assay accuracy. The recommended values for these SRMs range between 0.6 g/t and 0.8 g/t gold and acceptably match the expected range of gold concentrations at Caspiche. AMEC reviewed SRM results from the 2007-2008 drill campaign and found the ALS Chemex assay accuracy for gold to be acceptable. Of 65 SRMs assayed, 86% were within acceptable limits, and there was no significant bias in the results.

Project No. 3083 14 September 2009	Page 13-3

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

AMEC review of pulp duplicate assays found that ALS Chemex precision for gold is acceptable. Of 40 pairs of pulp duplicates assayed, greater than 97.5% were within 10% absolute relative difference.

Of 66 blanks assayed, all returned gold values less that three times the lower detection limit (0.005 g/t).

In AMEC’s opinion, the ALS Chemex gold assays from the 2007-2008 drill campaign are adequately accurate and precise and are acceptable for use in mineral resource estimation.

2008-2009 Drill Campaign

Sample preparation and assaying for the 2008-2009 drill campaign remained much the same as it was at the end of the 2007-2008 drill campaign. Sample preparation was performed as shown in Table 13-3. Assaying for gold was by fire assay of a 50 g subsample and an atomic absorption finish (ALS Chemex code Au-AA24). Copper was assayed by four acid (total) digestion and atomic absorption finish (ALS Chemex codes Cu-AA62). Fifty-one additional elements (including copper and molybdenum) were determined on all samples using aqua-regia digestion and ICP-MS (ALS Chemex code ME-MS41). Silver was not assayed by total digestion during this campaign, but it is included in the ME-MS41 multi-element aqua-regia package. Samples reporting greater than 2 g/t gold (instead of 1 g/t in 2007-2008) were re-assayed to provide a check on the original assay.

SRMs, coarse blanks, duplicates, and check assays were used to control assay quality and were inserted at a rate of 1 in 40 for samples.

AMEC reviewed 115 SRM results from ALS Chemex during the 2008-2009 drill campaign and found the assay accuracy for gold to be acceptable. Recommended values for the Geostats SRMs ranged between 0.24 g/t and 1.48 g/t gold and are appropriate for the range of gold values expected at Caspiche. Several SRMs returned unacceptably low values during the campaign, but the affected batches were reassayed with acceptable results and the assays replaced in the Exeter database. Copper and silver SRMs were not included in the 2008-2009 drill program, but have been acquired by Exeter for use in the 2009-2010 drill program.

A total of 51 coarse reject samples from drill holes completed between November 2008 and February 2009 were submitted by Exeter to Geoanalitica in Copiapó, Chile for check assay. Geoanalitica is an independent ISO 9001:2000 registered assay laboratory. Exeter sent a second set of check assay samples to Geoanalitca in September 2009, but final results for these samples had not yet been received at the

Project No. 3083 14 September 2009	Page 13-4

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

effective date of this report. AMEC reviewed gold and copper results from the 51 check assay samples and found no significant bias exists between the ALS Chemex and Geoanalitica results for gold and copper. Control samples submitted with the check assay samples showed that assay accuracy for gold and copper at Geoanalitica is acceptable.

All 64 blank samples reported gold concentrations below two times the lower detection limit (0.01 g/t gold) and thus there is no evidence of significant carry-over contamination in the ALS Chemex gold assays. All blank samples reported copper values were below 0.01%, and silver values below 0.3 g/t and thus there is no evidence of significant carry-over contamination in the ALS Chemex copper and silver assays.

A total of 68 pulp samples were resubmitted to ALS Chemex for duplicate analysis at the end of the 2008-2009 drill program. AMEC reviewed the duplicate data and found the precision for gold, copper, and silver to be acceptable.

In AMEC’s opinion, the ALS Chemex gold and copper assays from the 2008-2009 drill campaign are adequately accurate and precise, and are acceptable for use in mineral resource estimation.

13.2.2	Newcrest

Drill samples were assayed for gold, silver, and copper at ALS Geolab in Copiapó, Chile. The quality control program consisted of external standards and blanks sent to ALS Geolab, and check assays sent to ACME Laboratories and SGS Laboratories in Santiago, Chile. ACME and SGS are ISO 9001-registered assay laboratories. The ACME checks reportedly produced systematically higher (bias not quantified) gold values than those from ALS Geolab (Van Kerkvoort et al., 2008). This indicates that the Newcrest gold assays may be biased low and thus may underestimate the true gold grade of the Newcrest intercepts.

13.2.3	Anglo

Specific details regarding the sample preparation and assay methodology for the Anglo drill samples are not available to Exeter. Drill samples were assayed for gold, silver, and copper at ALS Geolab in Copiapó, Chile. ALS Geolab assay certificates show the laboratory performed duplicate assays every five samples and included standards in each batch. Anglo reports did not mention any significant issues with assay quality (Van Kerkvoort et al., 2008).

Project No. 3083 14 September 2009	Page 13-5

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

14.0	DATA VERIFICATION

In order to verify the exploration data collected by Exeter and previous operators for the Caspiche property, AMEC audited the mineral resource database, checked the location of drill holes in the field, and sampled and assayed select drill core intervals. Audits of the mineral resource database were conducted in January 2009 and August 2009. Drill hole location checks and check assaying of drill core intervals was conducted during the site visit in October 2008.

14.1	Mineral Resource Database Audit

The audit performed by AMEC in January 2009 found that the Caspiche mineral resource database was adequately free of data entry errors and determined that it was acceptable for use in mineral resource estimation (Wakefield and Marinho, 2009). In August 2009, AMEC performed an audit of Caspiche drilling data received since the effective date of the previous mineral resource estimate for the Property, 22 December 2008.

AMEC checked collar coordinates from 50 drill holes in the mineral resource database against collar coordinates generated during a survey in March 2009. The drill holes checked included 11 Exeter drill holes from the 2008-2009 drill campaign, and seven Exeter and 32 Newcrest drill holes from previous drill campaigns. All 50 drill hole coordinates in the mineral resource database matched the coordinates from the original documentation, indicating no errors had occurred during data entry.

Database down-hole survey records for four Exeter drill holes were checked against the original Reflex tickets recorded by Major Drilling. Out of 264 down-hole survey values checked (depth, azimuth, and inclination for 88 measurements), no errors were located for an error rate of <0.4%.

AMEC checked lithology and oxidation records in the database against the handwritten logs in the drill binders for four Exeter drill holes. No errors were found in the 150 values checked for an error rate of <0.7%.

Assay records in the database were checked against the original assay certificates for four Exeter drill holes. Records were checked for gold, copper, silver, molybdenum, sulphur, and iron. No errors were found out of 2,367 values checked, for an error rate of <0.1%.

AMEC considers a database error rate of less than 1.0% to be acceptable. In AMEC’s opinion, the Caspiche mineral resource database is adequately free of data entry errors and is acceptable for use in mineral resource estimation.

Project No. 3083 14 September 2009	Page 14-1

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

14.2	Data Quality

During the site visit, AMEC collected handheld GPS location readings at several drill hole locations in the Caspiche Porphyry area to verify the accuracy of the drill hole coordinates in the mineral resource database (Table 14-1).

Table 14-1:	AMEC Drill Hole Collar Checks
Drill Hole	Exeter Easting (m)	Exeter Northing (m)	AMEC Easting (m)	AMEC Northing (m)	Difference Easting (m)	Difference Northing (m)
CSD015	470,623.85	6,937,351.40	470,648	6,937,300	24.15	-51.40
CSD016	470,815,60	6,937,220.14	470,832	6,937,187	16.40	-33.14
CSD024	470,948.00	6,937,602.00	470,974	6,937,564	26.00	-38
CSR023	470,794.80	6,936,993.44	470,823	6,936,957	28.20	-36.44
SHC07	471,042.19	6,937,566.04	471,051	6,937,517	8.81	-49.04
SPC03	470,952.71	6,937,578.66	470,968	6,937,531	15.29	-47.66
CDH-03	470,767.51	6,937,410.50	470,783	6,937,368	15.49	-42.50

Significant differences were noted between the Exeter and AMEC collar coordinates. AMEC handheld GPS coordinates were collected using the PSAD56 datum, which is a general transform that can be up to 50 m different from the more precise Instituto Geográfico Militar 26° to 36° transform used by Exeter (Galaz, 2008). Surveyors for Exeter use a Leyca TC 600 total station unit with centimeter accuracy to survey drill hole collars. AMEC compared Exeter surveyed collar locations with drill pads on georeferenced digital images, and found the collar locations to be acceptably accurate. In AMEC’s opinion, the accuracy of the Caspiche drill hole coordinates is adequate to be used for mineral resource estimation.

During the site visit, AMEC selected six Exeter drill hole intervals for check assaying to confirm the presence of gold and copper in the Caspiche drill core. Mineralized intervals at various depths were selected from the three most significant drill holes available at the time (CSD014, CSD015, and CSD016). Exeter split (sawn quarter-core), sampled, and bagged the core under AMEC supervision and AMEC submitted the samples to ACME Laboratories in Santiago, Chile for assaying. ACME assayed gold by standard 30 g fire assay and atomic absorption finish (ACME code G6), and copper by four-acid total digestion and atomic absorption (ACME code 8TD). ACME is an ISO 9001:2000 registered assay laboratory.

Table 14-2 is a summary of the AMEC check sampling of Caspiche drill core, and shows the assay results from the original Exeter half-core sampling and the AMEC quarter-core sampling. A single SRM submitted with the check samples reported good assay accuracy for gold and copper.

Project No. 3083 14 September 2009	Page 14-2

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

Table 14-2:	Summary of AMEC Check Sampling of Caspiche Core
Drill Hole	Interval (m)	Exeter Au (g/t)	Exeter Cu (%)	AMEC Au (g/t)	AMEC Cu (%)
CSD014	242-244	0.41	0.33	0.55	0.4
CSD015	440-442	0.51	0.31	0.50	0.29
CSD015	600-602	1.16	0.38	1.16	0.39
CSD016	221-223	0.78	0.40	0.79	0.40
CSD016	381-383	1.18	0.45	1.62	0.54
CSD016	461-463	1.52	0.51	1.68	0.38

The assay results shown in Table 14-2 confirm the presence of gold and copper in Exeter Caspiche drill core. AMEC assay results also agree reasonably well with Exeter assay results.

14.3	2006 Exeter Data Verification Program

In March 2006, Exeter collected seven rock-chip samples to verify anomalous metal concentrations on the Property, reported by previous operators. The seven samples reported high concentrations of silver (7.5 g/t to 242 g/t), but only one sample yielded greater than 0.1 g/t gold at 0.928 g/t gold. Because only seven rock-chip samples were collected, AMEC does not consider the lack of gold in these samples to be a significant problem. Subsequent drilling by Exeter has verified the existence of significant gold on the Property.

Project No. 3083 14 September 2009	Page 14-3

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

15.0	ADJACENT PROPERTIES

The Santa Cecilia epithermal high-sulphidation gold and silver prospect is located immediately west of the Caspiche property. Mineralization is hosted in Miocene volcanic rocks similar to those at Caspiche. Santa Cecilia was explored by Anglo between 1985 and 1987. Its exploration work consisted of geological mapping, soil and rock geochemical sampling, road building, trenching, trench sampling, and diamond drilling. In 1988, Anglo sold the project to Compania Minera Santa Cecilia. Gold occurs both in veins and in breccias. The Tío Rubio vein is about 40 cm wide and grades up to 150 g/t gold, and contains visible gold in hand specimens. Massive enargite-gold-quartz breccias can contain up to 16 g/t gold, and zones of quartz-free, gold-alunite-enargite-arsenopyrite mineralization in crackle breccia generally grade between 3.0 g/t and 7.0 g/t gold (personal communication, Justin Tolman, 2009).

The authors have not verified this information and readers are cautioned that this information from the adjacent property is not necessarily indicative of the mineralization on the Caspiche property.

Project No. 3083 14 September 2009	Page 15-1

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

16.0	MINERAL PROCESSING AND METALLURGICAL TESTING

The following description of the metallurgical testwork completed on the Caspiche property was modified by AMEC from Van Kerkvoort et al. (2008), Perkins (2009), Tolman et al. (2009), and recent communications with Exeter.

16.1	Exeter 2008-2009 Metallurgical Testwork

In August 2008, Exeter selected 12 drill hole intervals from Caspiche Porphyry oxide and sulphide mineralized intercepts for metallurgical testwork. Six oxide and six sulphide intervals were selected for testing. This work was completed in June 2009. Because this testwork is preliminary and not optimized, recoveries from this testwork were not used for purposes of mineral resource estimation. Process recoveries were estimated from benchmark studies of similar projects in Chile.

16.1.1	Oxide Testwork

Oxide intervals were sent to McClelland Laboratories in Reno, Nevada and are shown in Table 16-1. McClelland is a metallurgical laboratory with extensive experience in precious metals metallurgy and process, and a good reputation with the local mining industry; however it is not a certified laboratory.

Table 16-1:	Oxide Intercepts Selected for Metallurgical Testwork
Drill hole	Distance down-hole			Assay	Rock Type	Alteration Type
	From (m)	To (m)	Length (m)	Au (g/t)
CSD 14	0	40	40	0.84	Volcanic Andesite with silica ledges	PAA - Patchy Advanced Argillic
CSD 14	40	126	86	0.49	Volcanic Andesite	PAA
CSD 15	72	110	38	0.40	Early Diorite Porphyry	AAP - Advanced Argillic over Potassic
CSD 16	111	165	54	0.47	Quartz Diorite Porphyry	AAP
CSD 24	93	151	58	0.40	Volcanic Andesite	PAA
CSD 25	36	212	176	0.64	Volcanic Andesite	PAA

Oxide intervals of approximately 50 m were selected using a nominal cut-off grade of 0.35 g/t gold. All samples were HQ (63.5 mm) diameter quarter-core. Testwork completed at McClelland included:

Project No. 3083 14 September 2009	Page 16-1

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

•	Conventional bottle-roll cyanide tests at two sizes: -13 mm and -1.7 mm
•	Column leaching of two -13 mm composite samples: advanced-argillic altered porphyry and patchy argillic-altered andesite with agglomeration
•	Head assays for gold and copper
•	Multi-element ICP, whole-rock geochemistry, and carbon and sulphur speciation.

Results from the three day bottle-roll cyanide tests of the -13 mm composites ranged from 55% to 75% gold recovery. Tests of the -1.7 mm composites improved to 63% to 83% gold recovery. Cyanide consumptions were low at 0.2 kg/t to 0.4 kg/t, and lime consumptions moderate at 3 kg/t to 5 kg/t. Tests indicated optimum agglomeration strength could be achieved with lime only for both samples.

Column leach results for the two composite samples returned 84% recovery from the andesite composite with a calculated head grade of 0.50 g/t gold, and 77.5% recovery from the diorite composite with a calculated head grade of 0.40 g/t gold. These results are similar to the bottle-roll cyanide tests of the 1.7 mm material. The leaching rate was rapid with greater than 95% of the recoverable gold leached within 20 days. Leaching was continued for a further 77 days, including relaxation periods (time periods without addition of leach solution), but very little additional gold was recovered.

After 95 days, the cyanide consumptions were high at 1.56 kg/t and 1.93 kg/t respectively; however this is a function of maintaining good leaching conditions over the entire period. The corresponding consumptions after 13 days were 0.47 kg/t and 0.50 kg/t when the leaching had almost reached its peak. The lime additions selected to agglomerate the two samples were 3.9 kg/t and 5.9 kg/t respectively, and no further lime additions appeared necessary to maintain pH.

16.1.2	Sulphide Testwork

Sulphide intervals were sent to G&T Laboratories (G&T) of Kamloops, Canada. G&T is an ISO 9001-registered laboratory. Fifty meter intervals were selected using a nominal cut-off grade of 0.35 g/t gold and 0.20% copper (Table 16-2). The goal of the sulphide testing was to identify and characterize the minerals present, and to perform scout flotation work. Each of the six intercepts weighed between 60kg and 75kg. Each interval was subject to detailed head analysis and a complete modal analysis after sample preparation. Three grind calibration tests were also carried out. G&T management based the grind and flotation test regime largely on the modal analysis and carried out one rougher and two rougher-cleaner tests with detailed product analyses.

Project No. 3083 14 September 2009	Page 16-2

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

Table 17-1:	Sulphide Intercepts Selected for Metallurgical Testwork
Drill hole	Distance down-hole			Assays		Rock Type	Alteration Type
	From (m)	To (m)	Length (m)	Au (g/t)	Cu (%)
CSD 14	388	456	68	0.53	0.29	Quartz Diorite porphyry	Advanced argillic alteration
CSD 15	450	500	50	1.01	0.32	Early Diorite porphyry	K-spar flooding - Chlorite after secondary biotite + hematite after magnetite
CSD 16	251	301	50	1.80	0.49	Early diorite porphyry	Advanced argillic overlapping earlier potassic
CSD 16	401	451	50	1.31	0.51`	Early diorite porphyry	Intermediate argillic overlap
CSD 16	625	675	50	0.82	0.35	Microdiorite porphyry	Potassic with magnetite
CSD 25	250	300	50	1.41	0.35	Early diorite porphyry	Potassic with K-spar flooding overlapped by intermediate argillic

Gold and copper head grades for the sulphide composites are shown in Table 16-3. The head grades are reasonably close to the assay intercepts calculated from the individual two meter assays.

Observations from these results include:

•	the high sulphur to copper ratio (S:Cu) seen in the CSD-014 composite is indicative of high pyrite levels, but this is the only intercept with a high S:Cu ratio.
•

high levels of cyanide soluble copper occur in those samples with significant advanced argillic alteration, and coincide with significant amounts of chalcocite and/or covellite (see Table 16-4). Copper cyanide assays were carried out to assist in the copper mineral speciation. Cyanide leaching is not contemplated as a major circuit for sulphide material treatment at this early stage.

•	moderately high arsenic levels occur in all composites except for the two deepest composites from CSD-016.
•	relatively high levels of molybdenum occur in the CSD-025 composite.

Project No. 3083 14 September 2009	Page 16-3

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

Table 17-2:	Head Grades from Caspiche Porphyry Sulphide Composites
	Composition - percent or g/tonne
Composite	Cu (%)	Mo (%)	Fe (%)	As (%)	Ag (g/t)	Au (g/t)	S (%)	Cu Ox (%)	Cu CN (%)
CSD 014 338-456	0.29	0.005	3.1	0.09	1	0.49	5.6	0.01	0.18
CSD 015 450-500	0.34	0.002	5.9	0.05	2	0.85	1.1	0.02	0.11
CSD 016 251-301	0.46	0.007	1.9	0.07	2	1.62	0.9	0.01	0.24
CSD 016 404-451	0.49	0.001	3.3	0.03	1	1.39	1.4	0.01	0.09
CSD 016 625-675	0.34	0.002	5.8	0.01	1	0.89	0.8	0.01	0.04
CSD 025 250-300	0.34	0.017	2.5	0.06	2	1.44	0.5	0.02	0.23
Notes: a)	Cu Ox and Cu CN are copper speciation digestions using weak acid and cyanide sequentially.

G&T carried out modal analysis by size fractions in considerable detail to assess individual mineral liberation; however the overall mineral make up is shown in Table 16-4. High enargite levels appear to occur in the shallower samples and more argillically altered areas as predicted by the current geological interpretation. In CSD-016, the composites show that the chalcopyrite:enargite ratio increases with depth. Pyrite levels appear favorably low except in CSD-014 as noted above. Very little bornite was encountered in this suite of sulphide composites.

Table 17-3:	Mineral Character of Caspiche Porphyry Sulphide Composites
	Composition
Composite	Cp (%)	Bn (%)	Ch (%)	En (%)	Te (g/t)	Py (%)	Gn (%)
CSD 014 338-456	0.08	-	0.04	0.36	0.07	6.9	92.5
CSD 015 450-500	0.52	0.03	0.04	0.14	-	2.5	96.8
CSD 016 251-301	0.45	0.08	0.11	0.27	-	0.6	98.5
CSD 016 404-451	0.86	0.01	0.01	0.07	-	1.0	98.5
CSD 016 625-675	0.88	0.02	0.02	0.02	-	0.3	98.7
CSD 025 250-300	0.16	0.05	0.13	0.28	-	0.4	99.0

Notes: Abbreviations: Cp-chalcopyrite, Bn-bornite, Ch-chalcocite/covellite, En-enargite,

Te-tetrahedrite/tennantite, Py-pyrite and Gn – non-sulphide gangue.

The individual mineral liberation achieved at a coarse primary grind of around 140 microns (P80) is shown in Table 16-5. For successful roughing flotation, liberation of gangue should be 95% or more and liberation of the target copper minerals preferably 45% to 60% or more. Only the two deeper CSD-016 samples appear to have reasonable liberation at 140 µm, perhaps indicating that liberation increases with depth and with distance from argillic alteration.

Project No. 3083 14 September 2009	Page 16-4

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

Table 17-4:	Mineral Liberation at 140 microns for Caspiche Porphyry Sulphide Composites
	Liberation
Composite	Size µm K80	Cp (%)	Bn (%)	Ch (%)	En (%)	Te (%)	Py (%)	Gn (%)
CSD 014 338-456	137	13	-	8	47	35	30	93
CSD 015 450-500	137	34	9	0	22	-	30	94
CSD 016 251-301	142	26	7	14	38	-	35	95
CSD 016 404-451	142	39	0	26	22	-	46	98
CSD 016 625-675	146	50	0	9	27	-	49	98
CSD 025 250-300	143	18	12	9	26	-	40	94

Notes: Abbreviations: Cp-chalcopyrite, Bn-bornite, Ch-chalcocite/covellite, En-enargite,

Te-tetrahedrite/tennantite, Py-pyrite and Gn – non-sulphide gangue.

On the basis of these results, G&T then carried out two roughing tests at a finer primary grind of about 100 µm, followed by regrinding the rougher concentrate to 30 µm to 35 µm and cleaning it in three further stages.

G&T’s conclusions from the flotation tests were:

1.

At a nominal primary grind of 140 µm K80 and simple flotation treatment conditions, copper metallurgical performance was, for the most part, good. The better performing composites recovered about 85% of the copper in the feed into concentrates grading between 22% and 25% copper. There is considerable scope to improve the metallurgical performance of some of the composites by optimizing the primary grind and flotation conditions.

2.

Under the same flotation test conditions, gold was between 30% and 70% recovered into the final concentrate. While the values of gold recovery to concentrate for this deposit compare favourably to other similar porphyry deposits, the relatively high values of gold in the feed may warrant supplemental processes to enhance gold recovery. These processes may include gravity and leaching.

3.

Arsenic levels in the final concentrates, due to enargite, will make marketing the copper concentrates challenging. Arsenic levels for the concentrates produced in this limited program, ranged from 0.2% to 7%. At some point in the project development, additional testing aimed at controlling enargite deportment by flotation means, or perhaps hydrometallurgical treatment of Caspiche concentrates to remove copper should be considered.

4.

One of the composites contained sufficient molybdenum to justify molybdenum extraction. As the project develops, molybdenum in the resource will need to be carefully tracked to identify zones that could produce molybdenum as a

Project No. 3083 14 September 2009	Page 16-5

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

concentrate. Moving forward, the following testing items are recommended for the samples currently available.

a.	Continue to optimize the performance of the six samples provided. Optimization would include mineralogical assessment of copper and gold losses of some of the poorer performing composites.
b.	Investigate hybrid circuits that would include gravity and leaching for gold.

Regarding conclusion 1 above, Exeter has directed G&T to conduct further testwork aimed at improving the flotation characteristics of each sulphide composite. This testwork is still in progress as of the effective date of this Technical Report. This work included standard variations of conditions to eliminate pyrite and the trialling of various regrind sizes prior to cleaner flotation, based on the modal analyses. All testwork carried out so far is preliminary in nature, and flowsheet development testwork has not yet started. Preliminary indications from G&T are that these tests have been successful, but the results have not been reported to Exeter as of the effective date of this Technical report.

In regard to Conclusion 2, Exeter agrees that at the flowsheet development stage, gravity concentration and other processes aimed at increasing gold recovery will be investigated.

In regard to Conclusion 3, Exeter has retained SNC Lavalin to review hydrometallurgical treatment routes for Caspiche concentrates should they be necessary.

In regard to Conclusion 4, and the recommendations, Exeter agrees that the appropriate time to consider possible by-product values and poorer-performing material is once a flowsheet has been established for the bulk of the deposit.

A second phase of sulphide intercept testwork has begun at G&T using drill core from the 2008–2009 drilling campaign. These second phase intercepts for metallurgical testwork have been designed to complement the first six samples from the 2007-2008 drill season, and provide a mix of material from all major rock and alteration types, across higher- and lower-grade zones and covering the geographic limits of mineralization, both laterally and balancing samples from shallow and deep portions of the deposits.

Project No. 3083 14 September 2009	Page 16-6

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

Following this work Exeter considers that it should become possible to select groups of intercepts to form representative composites, something that was simply not possible with the first six samples described above. The relatively shallow location of these early samples, mostly in the advanced argillic alteration zone, does not allow the projection of the current results into the bulk of the deposit. With the deposit now beginning to be defined more clearly, Exeter has advised that, once such representative composites can be prepared, probably in early 2010, flowsheet development testwork is likely to begin.

AMEC considers Exeter’s approach to further metallurgical testing to be reasonable.

16.2	Exeter 2007 Metallurgical Testwork
16.2.1	Caspiche Epithermals

In March 2007, Exeter submitted individual 2 m samples from three intervals of RC drill holes CSR-002 and CSR-006 from the Caspiche Epithermals area to ACME in Santiago, Chile for conventional bottle-roll cyanide testing for gold recovery. ACME (ACME procedure AAS 035) used 200 g of pulverised sample in 600 ml of 1g/L NaOH and 10g/L NaCN solution and compared the gold in solution after 24 hours of bottle-roll leaching with the result from a 50 g gold fire assay.

Two of the intervals were of oxidized material and averaged 93% gold recovery. The other interval was from the sulphide zone and averaged 27% gold recovery. Cyanide consumption was high, reported at 1.5 kg/t for one of the oxide intervals and 0.4 kg/t for the other.

16.2.2	Caspiche Porphyry

In April 2007, a total of 15 nominal 20 m RC composite samples from drill hole CSR-013 in the Caspiche Porphyry area were submitted to SGS Laboratories (SGS) in Santiago, Chile for preliminary bottle roll cyanide leach tests for gold recovery.

Gold recovery for oxide composite samples was generally high, averaging 90%. Gold recovery for sulphide composite samples by cyanide was significantly lower, averaging 60%. Lime consumption was high in the oxide zone and cyanide consumption was high for oxide composites (averaging 1.5 kg/t) and sulphide composites (3 kg/t to 5 kg/t). High levels of copper consume cyanide in the sulphide composites, but copper concentrations are low in the oxide composites and do not affect reagents.

Project No. 3083 14 September 2009	Page 16-7

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

16.3	Newcrest 1997 Metallurgical Testwork

In 1997, Newcrest submitted coarse reject material from thirty-one 2 m intervals from six shallow oxide intercepts from four RC drill holes in the Caspiche Porphyry area to SGS in Santiago for cyanide leach testing. All samples were between 18 m and 90 m down hole. Gold head grades for the six intercepts ranged between 0.40 g/t and 1.44 g/t gold.

A two hour beaker-agitation cyanide leach test was first conducted on 50 g of nominal 150 mesh pulverized material from each individual 2 m sample interval. The tests were carried out using 100 ml of 10 g/L NaCN solution at 40°C. The leach solution was assayed for gold and compared to the head assay (50 g fire assay) to determine the gold recovery value for each sample. These tests indicate the upper limit of gold recovery because the tests used small quantities of finely ground material with strong cyanide solution concentrations. Gold recovery from this test ranged from 74.5% to 87.5% and averaged 83.2%.

Six composite samples, each representing a distinct drill intercept, were then prepared from the 31 individual samples. Bottle roll cyanide leach tests were conducted on 2 kg of -10 mesh material from each composite for a 72 hour period using 2,000 ml of 1 g/L NaCN solution. Solution samples were removed at 2, 4, 8, 12, 16, 24, 36, 48, and 72 hours in order to establish leaching kinetics. The heads and tails were filtered (tails only), dried, and pulverized to -150 mesh before being analyzed in duplicate for gold and silver by fire assay using 50 g charges. Gold recovery at the end of 72 hours ranged from 75.5% to 87.5% and averaged 82.9%.

Project No. 3083 14 September 2009	Page 16-8

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

This section describes the update on the mineral resource estimates prepared for the Caspiche project. Compared to the previous model from March 2009, additional drilling allowed changes in the geological interpretation and confirmed mineralization on the central and southwest areas of the deposit, but mineralization remains open at the bottom and west portions.

Based upon updated lithological and weathering interpretations completed by Exeter, AMEC generated a mineral resource model and estimated mineral resources for the Caspiche Central deposit of the Caspiche property. AMEC estimated gold, total copper, silver, molybdenum, sulphur and arsenic grades using Ordinary Kriging (OK) and inverse distance squared (ID2) estimation methods and tabulated the resources within a combined break-even open pit and underground resource shapes. Because of drilling grid spacing and remaining uncertainties in the geological model and grade estimation, AMEC classified the Caspiche mineral resources in the Inferred category. The economic parameters used to define the open pit and underground resource shells were obtained from benchmark analysis of similar projects in Chile.

The Caspiche mineral resource estimate was prepared under the supervision of Mr. Rodrigo Marinho, CPG-AIPG, AMEC Principal Geologist, and Francisco Castillo, AMEC Senior Modeller. The mineral resource estimates were prepared under Canadian Institute of Mining Metallurgy and Petroleum (CIM) Definition Standards (2005) and CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (2003).

17.1	Drilling Database

Exeter provided AMEC with a Microsoft Access® database containing all drilling information on the Caspiche property. AMEC imported the collar, survey, lithological, and assay data into GEMS® (version 6.13), a commercial mining software program. GEMS® validation routines were used to check for overlapping intervals, missing intervals, and consistent drill hole lengths between tables, and no errors were reported.

A total of 26,818.27 m of drilling in 65 drill holes have been completed at Caspiche Central (Table 11-1). Table 17-1 is a summary of the drill holes that were used for the current mineral resource estimate. Anglo drill holes were not used for mineral resource estimation purposes at Caspiche Central because of uncertainty regarding the drilling, sampling, and assaying methodologies used by Anglo in their drill campaigns (see Section 11.1). In addition, two isolated drill holes (CDH-11, and

Project No. 3083 14 September 2009	Page 17-1

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

CSR005) were removed from the Caspiche mineral resource database because of their distance from the main drill pattern.

Table 17-1:	Summary of Drill Data used for the Caspiche Mineral Resource Estimate
Campaign	No. Holes	Min. Length (m)	Max. Length (m)	Avg. Length (m)	Total (m)
Newcrest	13	100	332.00	235.38	3,060.00
Exeter	31	73	1,412.75	670.53	22,127.37
Total	44	73	1,412.75.	464.90	25,187.37

The cut-off date for drill hole information in the resource model database was 30 July 2009. AMEC received digital topography from Exeter in the form of 10 m spaced contour lines that were the product of a photo-interpretation. AMEC imported the contours into GEMS® and compared surveyed drill hole collar elevations against the topographic surface and found that significant differences did occur. AMEC updated portions of the topographic surface using surveyed drill hole collar elevations to correct this problem, and created a final topographic surface.

The topography is not large enough to cover the entire area to be modelled and AMEC had to extend this topographic surface using a tool in GEMS® that extrapolates the limits of the triangulation based on the existing data. This is not the ideal solution and AMEC recommends that an updated topographic survey is done to provide resolution for inconsistency problems with the drill hole collars, and to cover the entire deposit area, including zones that could be considered as suitable sites for waste dump and engineering facilities.

17.2	Lithological Model and Definition of Domains

AMEC was provided with preliminary triangulated solid models representing the Caspiche lithological units. AMEC sliced the solids with vertical sections and level plans. Sections were oriented at azimuth 057° (northeast) and spaced 100 m apart. Bench plans were created at 100 m intervals. Surfaces representing the major fault structures were also provided by Exeter.

AMEC reconciled interpreted shapes on vertical sections and level plans and constructed solid models for the main lithological units; diorite porphyry (DP), quartz-diorite porphyry (QDP1), quartz-diorite porphyry (QDP2), basement (CFB), volcanic breccias (Volcbx) and diatreme breccias (DTB). AMEC did not complete a new interpretation for the lithological model, but constructed more robust lithological solids based upon the reconciled vertical sections and level plans.

Project No. 3083 14 September 2009	Page 17-2

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

The lithological solids provide the main support for the estimation domains. Table 17-2 summarizes the lithological domains used for the modeling. The three-dimensional block model was coded for lithology using the lithology solids. Blocks are coded on a whole block basis based upon block majority. Resource model blocks between the geological solids and the land surface were coded as gravel.

Table 17-2:	Lithological Unit Description
Domain	Description
DP	Diorite porphyry (main host rock for mineralization)
DTB	Diatreme breccia
QDP2	Quartz-diorite porphyry (late and lower grade)
QDP1	Quartz-diorite porphyry
Volcbx	Volcanic breccias
Basement (CFB)	Earliest cretaceous host rock

In order to validate the three-dimensional lithological model, AMEC back-tagged drill holes with the lithology solids and compared the total length of each lithological unit from the original logs to the total length of each lithological unit from the model. Results are summarized in Table 17-3. It is AMEC’s opinion that differences are minimal and acceptable for this level of study.

Table 17-3:	Comparison of Lithological Model to Logged Lithology
Unit	Original Log (m)		Lithological Model (m)
GL	805.65	3%	813.57	4%
Basement	3,148.25	13%	3,347.89	13%
Volcbx	9,207.00	37%	11,784.61	47%
DP	2,522.05	10%	2,464.39	10%
QDP1	2,858.66	11%	2,821.23	11%
QDP2	2,271.64	9%	2,577.17	10%
DTB	1,025.60	4%	1,090.01	4%
Other	3,060.00	13%
Total	24,898.87	100%	24,898.87	100%

Exeter also provided AMEC with an oxidation model consisting of two shapes representing oxide and sulphide material. Exeter used core logging information (mainly sulphide descriptions) to define the oxide-sulphide boundary. AMEC checked the oxide and sulphide solids against the database coding and found it to be acceptable.

For definition of the estimation domains, AMEC compared the statistics and contact plots for combinations of both lithological and weathering models. As a result of this

Project No. 3083 14 September 2009	Page 17-3

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

statistical analysis, AMEC decided to use the lithological units not combined with weathering zones, as the estimation domains for all elements but copper. Gold grades are clearly higher in the DP (diorite porphyry) and there are no clear and hard lithological controls for mineralization. AMEC´s interpretation is that the DP intrusion was the source of mineralizing solutions carrying gold and other metals. The solutions were subsequently disseminated through the other units during the mineralization event.

Copper grades are associated with the zones of weathering, oxide zones and sulphide zones. Copper mineralization is not controlled by lithological units. The contact plots for copper show a transitional contact from the oxide to the sulphide zone. For the resource model, AMEC created a transitional zone by projecting the oxide bottom surface 15 m above and below. During grade estimation for the transitional zone, oxide and sulphide samples are shared.

17.3	Composites

The nominal sample length for assays is 2 m, and only 10 samples exceed 6 m in length. AMEC regularized the drilling data by compositing the drill hole data into 6 m lengths within the lithological and weathering solids.

AMEC back-tagged the 6 m composites using the lithology solid shapes. The composites were also back-tagged with the oxide and sulphide solids.

17.4	Exploratory Data Analysis

Basic Statistics

AMEC prepared statistics for composites for gold, copper and silver. Using box plots AMEC observed that the basement (CFB) and volcanic breccia units have similar means. The diorite porphyry (DP) has the highest mean. All units, excepting DTB, have low coefficient of variation values, confirming the low variability of grades in the main mineralized units. The DP unit is preferentially mineralized (has a higher mean) in both copper and gold.

In general, the summary statistics show low variability of gold and copper grades in the main units, diorite porphyry, basement, volcanic breccia, and quartz-diorite porphyries. The homogeneous distribution is also indicated by the low CV values. This homogeneity can also be observed in the cumulative frequency distributions.

Project No. 3083 14 September 2009	Page 17-4

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

Contact Analysis

AMEC constructed contact profiles to analyze the grade behaviour at the lithological boundaries. Hard and soft contacts are important for the grade estimation plan. Soft contacts permit sample sharing from two adjacent lithological units during the grade estimation. Hard contacts do not permit sample sharing. The analysis was completed for gold, copper and silver composite values. Similar results were observed for all elements.

To represent the firm contacts between DP/Basement and DP/Volcbx, AMEC created a halo of 30 m by expanding the DP solid. During grade estimation, blocks within this halo shared samples from DP domain.

17.5	Variography

AMEC used Sage2001 software to construct down-the-hole and directional correlograms for the estimation domains for gold, copper and silver. The nugget effect values from the down-the-hole correlograms were used with other two structures to model the directional correlograms. Nugget is overall very low. The first structure ranges of gold along the mineralization plunge are long, reaching 600 m in the QDP2 intrusion. In most of domains, both first and second structure variances have similar representation on the total variance value. AMEC used both spherical and exponential models to fit experimental correlograms.

Some domains produce correlograms with poor structures that are probably due to limited amounts of information. AMEC used ID2 for estimating grades at these domains.

17.6	Restriction of Extreme High Grade Values

Outlier values can impact the grade estimation and cause an overestimation of grades. AMEC evaluated probability plots to define grade outliers for gold, silver and copper by estimation domains.

In general, the probability plots indicate that outlier values occur above in the upper 1% to 3% of the distribution. AMEC controlled the outliers by using a restricted search ellipse during grade estimation. The grade thresholds and distance for gold and silver outlier are shown in Table 17-4, and Table 17-5 summarizes restriction parameters for copper.

Project No. 3083 14 September 2009	Page 17-5

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

The outlier restriction is applied during the block grade estimation. High-grade samples are permitted to estimate grades for blocks within the defined distance thresholds.

Table 17-4:	High Grade Restriction for Gold and Silver
Domain	High Grade Search
	Au Threshold (g/t)	Ag Threshold (g/t)	Range (m)
			X	Y	Z
DP	2.25	7	25	42	25
Volcbx	1.90	7.8	25	42	25
QDP2	1.10	NA	25	42	25
Basement	1.80	8.5	25	42	25
QDP1	2.00	8	25	42	25
DTB	0.40	NA	25	42	25

Table 17-5:	High Grade Restriction for Copper
Domain	High Grade Search
	Cu Threshold (%)	Range (m)
		X	Y	Z
Oxide	NA	-	-	-
Transition	NA	-	-	-
Sulphide	0.7	25	42	25

17.7	Block Model Dimensions and Grade Estimation

The block model consists of regular blocks (25 m x 25 m x 12 m) and is rotated to a 057o azimuth.

Estimation Plan

AMEC estimated gold, silver and copper grades by estimation domains using ordinary kriging for most of the domains, with the exception of the DTB domain because of the poor variograms for gold and silver and the QDP2 domain for silver. ID2 was used for the domains with poor variogram structures. The grade estimation was completed in three passes. The estimation parameters for gold and silver are summarized in Tables 17-6 and for copper in Table 17-7. Sample sharing is based upon the matrix

Project No. 3083 14 September 2009	Page 17-6

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

determined from contact profiles and statistical analysis for the lithology and weathering domains.

AMEC defined a single search orientation for all domains based upon geological trends and grade continuity observed from the visual inspection of drill hole data.

Table 17-6:	Estimation Parameters for Gold and Silver
Domain	Pass	Search Ellipse						Min. No. Comp	Max. No. Comp	Max. Comp. /Hole	No. Octant	Max. Comp. /Octant
		Rotation (°)			Ranges(m)
		Z	X	Z	X	Y	Z
All	1	87	60	-	125	150	125	7	15	5	2	2
	2	87	60	-	125	150	125	4	15	5	2	2
	3	87	60	-	300	400	300	2	9	5	2	2

Table 17-7:	Estimation Parameters for Total Copper
Domain	Pass	Search Ellipse						Min. No. Comp	Max. No. Comp	Max. Comp. /Hole	No. Octant	Max. Comp. /Octant
		Rotation (°)			Ranges(m)
		Z	X	Z	X	Y	Z
Oxide, Transition, Sulphide	1	87	60	-	125	150	150	7	15	5	2	2
	2	87	60	-	125	150	150	4	15	5	2	2
	3	87	60	-	300	400	300	2	9	5	2	2

The estimation plan for gold is controlled only by lithological units (estimation domains). The estimation plan for copper includes a hard boundary between the oxide and sulphide boundary, but there is a sample sharing in the transitional zone, 30 m in the contact of the bottom of oxidation.

Pass 1 and 2 use the same ellipse radii but Pass 1 requires a minimum of two drill holes to estimate blocks and Pass 2 only one drill hole can be used by the minimum of samples parameter, but the need of two octants will probably require samples from different holes. Pass 3 will fill in blocks that were not estimated during the first two passes but using a longer search ellipse.

17.8	Density

AMEC calculated average density values for each lithological unit from a database of 348 density determinations provided by Exeter (Table 17-8). Exeter determines

Project No. 3083 14 September 2009	Page 17-7

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

density using the water immersion method on whole core lengths of approximately 15 cm. Because of high variability in the DP unit, two values were assigned to this unit based upon alteration type, argillic and potassic.

AMEC assigned density values to blocks based upon the lithological codes. AMEC used a three dimensional model provided by Exeter that defined the argillic and potassic alteration domains for the DP unit to assign the DP–Argillic and DP–Potassic density values. In AMEC’s opinion, these density values are reasonable for use in mineral resource estimation at this preliminary level of study.

Table 17-8:	Average Density Values for Caspiche Resource Model
Rock Type	Determinations	Density(g/cm3)

BASEMENT	56	2.59
VOLCBX	123	2.40
DTB	13	2.25
QDP1	71	2.31
QDP2	44	2.33
DP-Argillic	26	2.48
DP-Potassic	15	2.64

17.9	Block Model Validation

AMEC validated the Caspiche model using summary statistics checking for global estimation bias, drift analysis, and visual inspection.

AMEC also generated a nearest neighbour (NN) model to validate the OK model. The NN model provides a declustering of drill hole data and is commonly used for validation of the grade estimation.

Basic Statistics

AMEC generated tables of basic statistics comparing the OK and NN estimates to check for global bias in the gold and copper grade estimates. The OK estimate is slightly higher in mean gold grade compared to the NN estimate. The OK grade estimates for copper are less than the NN grades. Grade estimates for both gold and copper are within acceptable limits (less than ±5%).

AMEC compared the mean grade of the composites to the NN means. The differences in the means indicate that data clustering is a significant issue at Caspiche, at least for gold.

Project No. 3083 14 September 2009	Page 17-8

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

Drift Analysis

A drift analysis was performed for gold and copper in the northeast-southwest direction and benches. Swath plot validation compares the averaged grades from OK and NN models along different directions. AMEC used blocks estimated in Pass 1 and 2 for this analysis.

The OK and NN models show local disagreements, but in AMEC’s opinion, these are not significant. AMEC visually compared the NN and OK grades and noticed that some disagreements occurs at the borders of the model, where drilling is limited. The swath plot for the QDP1 domain shows better correlation between the OK and NN estimates, but with some discrepancies at the margins of the model.

AMEC observed that all domains display small disagreements for gold between OK and NN estimates that are less than 10%. The OK and NN estimates are better correlated for copper.

Visual Validation

AMEC completed a visual inspection comparing grades of composites and blocks in vertical sections and plan views. AMEC concluded that the grade estimate reasonably represents the composite grades and that grade extrapolation is well controlled where sufficient data exists. Figure 17-1 is an example of a vertical section with composites and blocks coloured by gold ranges and a good agreement of the estimated grades and composites is observed.

AMEC observed few local areas with high grade extrapolation (detail in Figure 17-1). These areas are not well restricted by drill holes and could indicate that mineralization is still open, but such an interpretation would require confirmation to support increasing confidence in such blocks. When classifying resources, AMEC applied a restriction that does not allow reporting blocks estimated in the third estimation pass with the closest sample farther than 100 m to minimize this problem.

AMEC recommends additional drilling to provide better definitions for controls and limits for mineralization.

Project No. 3083 14 September 2009	Page 17-9

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

Figure 17-1:	Vertical Section (looking northwest) with Blocks and Composites Grades for Gold (Corridor of 100 m). Block Color Ranges are for Au in g/t.

Project No. 3083 14 September 2009	Page 17-10

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

17.10	Resource Classification and Tabulation

AMEC assessed reasonable prospects of economic extraction by applying preliminary economics for potential open pit and underground mining methods. The assessment does not represent an economic analysis of the deposit, but was used to determine reasonable assumptions for the purpose of resource estimation. Mining and process costs and process recoveries were estimated from benchmark studies of similar projects in Chile.

AMEC completed a Lerchs-Grossman (LG) optimization using Whittle® (version 4) software to determine the resource shell for open pit resources. Whittle parameters are listed in Table 17-9.

Table 17-9:	Optimization Parameters for Open Pit Resource Shell
Parameter	Value
Slope Angle (degrees)	45
Mining Cost (US$/t)	1.45
Mining Recovery (%)	100
Mining Dilution Fraction	1
Processing Cost (US$/t) Heap Leaching	2.7
Processing Cost (US$/t) Mill	6.5
Gold Process Recovery (%) Heap Leaching	50
Gold Process Recovery (%) Mill	75
Copper Process Recovery (%) Mill	85
Gold Price (US$/oz)	825
Copper Price (US$/lb)	2.07
Gold Selling Cost (US$/oz)	6
Copper Selling Cost (US$/lb)	0.25

The underground mineral resource shell was determined using AMEC’s internal floating stopes program. The floating stopes program applied a block caving mining method. The program required a minimum height of 80 m and 25 m width. Table 17-10 summarizes the parameters used for the floating stope optimization.

Each block was evaluated to determine if the block should be potentially mined by open pit or by underground block caving.

Project No. 3083 14 September 2009	Page 17-11

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

Table 17-10:	Optimization Parameters for Underground Resource Shell
Parameter	Value
Development Cost (US$/m2)	700
Mining Cost (US$/t)	5.00
Mining Recovery (%)	100
Mining Dilution Fraction	1
Processing Cost (US$/t) Mill	6.5
Gold Process Recovery (%) Mill	75
Copper Process Recovery (%) Mill	85
Gold Price (US$/oz)	825
Copper Price (US$/lb)	2.07
Gold Selling Cost (US$/oz)	6
Copper Selling Cost (US$/lb)	0.25

Because of the limited drilling information, limited knowledge of the controls on mineralization, and limited metallurgical testwork, AMEC classified all estimated blocks as Inferred.

The Caspiche Inferred mineral resource is defined as the blocks within the open pit or underground resource shells determined by the LG and floating stope analysis. Figure 17-2 is a vertical section of gold grades illustrating the open pit and underground mineral resource shells.

Project No. 3083 14 September 2009	Page 17-12

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

Figure 17-2:	Vertical Section (looking Northwest) of Gold Grades Showing Open Pit and Underground Resource Shells. Block Color Ranges are for Au in g/t.

AMEC calculated a gold equivalent (AuEq) value based on gold and copper revenues (prices and recoveries involved). The following formula was used on calculating AuEq values in each block of the model:

where Au and Cu are the block kriged Au and Cu grades, PAu and PCu are the Au and Cu prices ($825/oz and $2.07/lb, respectively), and RAu and RCu are the Au and Cu projected metallurgical recoveries, 75% and 85%, respectively for sulphide material and 50% for Au in the oxide zone.

Project No. 3083 14 September 2009	Page 17-13

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

The cut-off is calculated based on the AuEq value and determined for oxide and sulphide material. There are still uncertainties in the metallurgical recoveries for gold and copper and Exeter should finalize testwork to confirm the assumed values. High levels of copper does negatively affect the recovery of gold in some gold-copper deposits because copper can act as a cyanicide, and higher-levels of cyanide are required to leach the gold out of the material, and thus impacts process cost assumptions. Table 17-11 shows the parameters used on the determination of the marginal cut-off values and results.

Table 17-11:	Marginal Cut-off Calculation Parameters and Results
Parameters	Oxide	Sulphide
Processing (US$/t) Cost	2.7	6.5
Recovery (%)	50%	75%
Price (US$/oz)	825	825
Selling Cost (US$/oz)	6	6
Cut-off AuEq (g/t)	0.21	0.33

The Caspiche Inferred Mineral Resources from the open pit and the underground shells are reported in Table 17-12 using an approximation of the marginal cut-off values defined. Only mineralized material contained within the pit and the underground shell is reported. In AMEC’s opinion, the geological data and economic parameters are suitable for Inferred Mineral Resources.

When defining underground block caving shapes for Caspiche, AMEC used an optimization software routine that determined whether or not a defined column of material could be mined and return a positive revenue, rather than employ a grade shell. Because the block caving method is a non-selective mining method, all material that fell within the columns that returned positive economics was considered to be mineable, and therefore was able to support estimation of mineral resources.

The underground resources are reported without a cut-off grade because all blocks lying within the shell have to be extracted with no possibility of selectively mining certain material due to the chosen mining method. Underground costs used for the optimization are sufficient to cover operating costs and development costs (for each column of material mined).

Project No. 3083 14 September 2009	Page 17-14

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

Table 17-12: Mineral Resource Statement for Caspiche (Rodrigo Marinho, CPG-AIPG, 7 Sep 2009)

Source	Material	Category	Volume	Tonnes	Au	Cu	Ag	AuEq	AuEq
			(Mm3)	(Mt)	(g/t)	(%)	(g/t)	(g/t)	(Moz)
Open Pit	Oxide	Inferred	43.0	100.3	0.50	0.02	2.5	0.50	1.63
	Sulphide	Inferred	188.4	460.5	0.54	0.19	3.4	0.89	13.17
Underground	Sulphide	Inferred	173.9	444.7	0.64	0.29	4.5	1.19	16.95
Total	All	Inferred	405.4	1,005.5	0.57	0.20	3.6	0.95	31.74

* The underground resource shell is defined assuming a block caving mining method and appropriate mining costs. The block caving mining method does not permit any selectivity during the mining process and all material within the underground resource shell is therefore considered a resource.

AMEC generated grade-tonnage (GT) curves at different gold equivalent cut-offs for different material types (oxides and sulphides) and source (open pit or underground). Figure 17-3 shows the grade versus tonnage curve for gold equivalent for open pit oxide material. Figure 17-4 shows the GT curves for open pit sulphide material. Figure 17-5 illustrates the curve for underground sulphide material.

Figure 17-3:	AuEq GT Curves - Open Pit Oxide Inferred Mineral Resources

Project No. 3083 14 September 2009	Page 17-15

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

Figure 17-4:	AuEq GT Curves - Open Pit Sulphide Inferred Mineral Resources

Figure 17-5:	AuEq GT Curves - Underground Sulphide Inferred Mineral Resources

Project No. 3083 14 September 2009	Page 17-16

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

In addition to the optimized, combined open pit and underground scenario described above and summarized in Table 17-12, AMEC considered two other mining scenarios: a single, large open pit scenario with no underground mining; and a scenario combining a small open pit on the oxide material with underground block caving for the remaining sulphide material. Table 17-13 shows the mineral resources within the large pit scenario.

Table 17-13:	Single Open Pit Option for Mineral Resource for Caspiche
Material	Category	Cut-off	Tonnes	Au	Cu	Ag	AuEq	AuEq
		(ppm)	(Mt)	(g/t)	(%)	(g/t)	(g/t)	(Moz)
Oxide	Inferred	Au Eq > 0.2	100	0.50	0.02	2.5	0.50	1.6
Sulphide	Inferred	Au Eq > 0.3	1,017	0.55	0.22	3.9	0.95	31.1
ALL	Inferred	Combined	1,117	0.55	0.20	3.8	0.91	32.7

AMEC prepared a scenario that considers an optimization of a small open pit for oxide material and then using its in-house floating stope program optimized a block caving option for mining blocks underneath this pit surface. For targeting higher grades that occur in the center of the deposit, AMEC created contour polygons using a cut-off of 1.0 g/t AuEq to avoid lower grade material that surrounds the higher-grade core and was considered in the caving optimization. This contouring is not a grade shell or cut-off that ignores all blocks below the threshold used. The resulting mineral resources that lie within the oxide pit and the underground caving, but restricted by higher-grade polygons, are tabulated in Table 17-14.

Table 17-14:	Oxide Pit and Selected Caving Option for Mineral Resource for Caspiche
Source	Material	Category	Cut-off	Tonnes	Au	Cu	Ag	AuEq	AuEq
			AuEq (g/t)	(Mt)	(g/t)	(%)	(g/t)	(g/t)	(Moz)
Open Pit	Oxide	Inferred	0.2	70.2	0.58	0.02	2.6	0.59	1.33
	Sulphide	Inferred	0.3	0.5	0.62	0.11	2.6	0.83	0.01
Underground	Sulphide	Inferred	NA*	465.7	0.75	0.30	4.0	1.31	19.58
Total		Inferred		536.4	0.73	0.26	3.8	1.21	20.92

* restricted by 1.0 g/t AuEq contour polygons

The results of these alternative scenarios are interesting for a preliminary evaluation, but AMEC recommends a full trade-off study be completed to assess the options that would provide the most robust mining method for the project. The large pit scenario involves the southern portion of the pit rim extending beyond Exeter mining properties limits; however none of the mineral resource in this scenario is located outside of the

Project No. 3083 14 September 2009	Page 17-17

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

property boundary. The assumption in this mining scenario is that Exeter will be able to secure permission from the adjacent property owner to extend the pit limit across the property boundary to allow this additional waste stripping.

Project No. 3083 14 September 2009	Page 17-18

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

18.0             ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

The Caspiche property is in the resource evaluation stage, and thus this section is not applicable to this Technical Report.

Project No. 3083 14 September 2009	Page 18-1

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

19.0	OTHER RELEVANT DATA AND INFORMATION

There is no other relevant data or information.

Project No. 3083 14 September 2009	Page 19-1

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

20.0	INTERPRETATION AND CONCLUSIONS

AMEC reviewed the exploration, geological, and limited metallurgical data from the Caspiche property and estimated mineral resources for the Caspiche Porphyry deposit. The following is a list of general conclusions and recommendations made by AMEC during its review:

•	Industry-standard drilling and sampling methods were employed by the three operators on the Property: Anglo, Newcrest, and Exeter.
•

Air rotary drilling used by Anglo is typically only used for reconnaissance exploration drilling, because the sampling method is highly susceptible to down-hole contamination of mineralized intercepts. Therefore there is uncertainty with the quality of the gold and copper assays from part of this drill campaign.

•	Sample preparation and assaying methods employed by Exeter are adequate for purposes of mineral resource estimation.
•

Specific details for Anglo sample preparation and assaying methods are not available to Exeter. The original assay certificates are also not available to Exeter for this campaign. Thus uncertainty exists in the quality of the gold and copper assays from this campaign.

•

Statistical analysis reports very low coefficient of variation (CV) values for the main mineralized domains for gold and copper, indicating that the grade distribution is very homogeneous and does not contain a large proportion of extreme values.

•	Data clustering is a significant issue at Caspiche because non-declustered and declustered composites yield different grade means.
•

Because of uncertainty regarding the drilling, sampling, and assaying methodologies used by Anglo in their drill campaigns at Caspiche, AMEC did not use Anglo drill results in the Caspiche mineral resource estimate.

•

Because of uncertainty regarding the accuracy of the assaying methodologies used by Newcrest in their drill campaigns at Caspiche, AMEC restricted use of the Newcrest drill results in the Caspiche mineral resource estimate to a maximum classification of Inferred Resources.

•

Because of relatively sparse drilling information, and uncertainty in the geological model and grade estimation because of this sparse drilling information, AMEC classified all mineral resources in the Inferred category.

•

In general, the gold OK estimates contain some small local bias (< 10%) compared to the nearest neighbour (NN) model. The OK model for copper show better agreement with the NN model than does the gold model.

Project No. 3083 14 September 2009	Page 20-1

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

•

Only that mineralized material contained within the break-even open pit and the underground shell is reported. AMEC is of the opinion that the data and parameters are of sufficient quality to estimate Inferred Mineral resources for the Caspiche Porphyry deposit.

•	Mineralization at Caspiche Porphyry is open in several directions and should be followed-up with a step-out drilling campaign to determine the limits of the mineralized system.
•

Preliminary metallurgical testwork on oxide material indicates metallurgical recoveries between 55 and 85% in bottle roll and column leach tests. Additional testwork is necessary to determine expected process recoveries.

•

Preliminary metallurgical flotation testwork on sulphide material indicates metallurgical recoveries are about 85% for better performing composites for copper, and range between 30% and 70% for gold. These metallurgical recoveries can be improved by optimizing the primary grind and flotation conditions, and by testing supplemental processes to enhance gold recovery.

•

The Caspiche Inferred Mineral Resources are reported from a combined open pit and underground mining scenario where each block was evaluated to determine if the block should be potentially mined by open pit or by underground block caving. Two alternate scenarios were also considered: a single, large open pit scenario with no underground mining; and a scenario combining a small open pit on the oxide material with underground block caving for the remaining sulphide material. AMEC recommends a full trade-off study be completed to assess the options that would provide the most robust mining method for the project.

Project No. 3083 14 September 2009	Page 20-2

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

21.0	RECOMMENDATIONS

Additional exploration work is required to define the limits of the mineralized system, and to better determine the grade continuity of the Caspiche Porphyry deposit. In conjunction, additional assessment of the potential for deleterious elements and metallurgical characterization studies should be completed, and baseline environmental and hydrological studies undertaken. This work will be used to support a preliminary assessment. The work should include the following programs:

•	Perform detailed surface mapping and trenching of the gravel deposits at Caspiche Porphyry to evaluate whether the mineralization in the gravels can support mineral resource estimation.
•	Evaluate the grade distribution of arsenic, and other potential deleterious elements, to determine the impact on domain modeling in future resource models.
•

Confirm the thickness and grade of the mineralized intercepts from Anglo and Newcrest drill holes by twinning 10% of the intercepts, which, if successful, would allow unrestricted use of the Anglo and Newcrest assays for purposes of mineral resource estimation.

•	Continue step out drilling from known mineralization on a 200 m grid in order to determine the limits of the mineralized system. Mineralization remains open to the southwest of CSD-036a and CSD-037.
•	Follow-up mineralization encountered in the bottom of drill hole CSD-042.
•

Negotiate agreement with property owner to south of Caspiche Segundo 1/32 concession to allow for waste stripping to extend onto adjacent property if the large pit option is considered to be the preferred method.

•	Drill to a depth of 1,500 m in strategic locations to determine whether mineralization continues at depth below the current limits.
•

Complete an infill drill program on a 150 m by 150 m staggered grid (with a central hole) to demonstrate the continuity of the mineralization and upgrade the classification of the current mineral resource.

•

Continue to perform work preparatory to completing a preliminary economic analysis. Work has commenced on long lead items required for the study such as an environmental impact study, and power and water studies.

•	Continue to assess the metallurgical characteristics of the various mineralization styles in order to determine the types of processing required.

Project No. 3083 14 September 2009	Page 21-1

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

•	Conduct a preliminary assessment (scoping study) study of the Caspiche Porphyry deposit. The objective of this study will be to assess the preliminary technical and economic viability of the project.

One drill hole was completed (another was abandoned) during the 2008-2009 drill campaign that tested for buried porphyry gold-copper mineralization beneath the known high-sulphidation epithermal style gold mineralization at Caspiche Epithermals. Though no porphyry-style alteration or mineralization was encountered, the remainder of the planned drill program at Caspiche Epithermals should be completed. This program will involve drilling two to four more, 500 m holes.

Porphyry gold-copper mineralization in the Maricunga belt generally forms as clusters of deposits in close proximity; therefore there is potential for encountering additional mineralized centers at Caspiche. A number of additional targets have been defined by Exeter that require detailed mapping and sampling in order to define drill targets.

Approximately 22,700 m of drilling will be required in order to accomplish the above mentioned programs (Table 21-1). This drilling total will be expended through the 2009-2010 drill season.

Table 21-1:	Recommended Drilling Programs for the Caspiche Property
Drill Program	Holes	Average Depth (m)	Total Length (m)
Caspiche Porphyry Anglo confirmation drilling	2	100	200
Caspiche Porphyry Newcrest confirmation drilling	2	200	400
Caspiche Porphyry deep drilling	2	1,500	3,000
Caspiche Porphyry limit definition drilling	2	900	1,800
Caspiche West (CSD-042) Followup drilling	2	900	1,800
Caspiche Porphyry infill drilling	12	1,000	12,000
Caspiche Epithermals porphyry exploration drilling	2	500	1,000
Additional property targets	5	500	2,500
Total	29		22,700

The drill programs in Table 21-1 will require an estimated 10 to 20 months to complete, depending upon the drill rig availability, directional drilling equipment for deep holes, permitting, and climatic conditions. The proposed budget for the programs is $14.5 M Canadian Dollars (Table 21-2).

Project No. 3083 14 September 2009	Page 21-2

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

Table 21-2:	Recommended Budget for the Drill Programs and Related Activities for the 2009-2010 Field Season for the Caspiche Property
Program	Cost (CDN$)
Drilling ($245.00/m plus rig mob/demob and supplies)	$6,900,000
Assays ($38/m)	$440,000
Geological Supervision and Management (including head office overhead, travel, accounting, and consultants)	$2,000,000
Field Technicians	$500,000
Field Camp Construction and Supplies (including road maintenance and equipment, truck rental, kitchen supplies, and Copiapó office costs)	$3,000,000
Environmental/Water/Metallurgical Studies	$400,000
Geological Mapping and Grade Distribution Studies	$100,000
Preliminary Assessment (Scoping) Study of Caspiche Porphyry	$400,000
Miscellaneous	$100,000
Sub Total	$13,840,000
Contingency (5%)	$690,000
Total	$14,530,000

Following completion of the work program shown in Table 21-1 and budgeted in Table 21-2, AMEC recommends that Exeter prepare for the next level of study, a pre-feasibility study. Moving to the pre-feasibility level assumes that positive results are received from the preliminary assessment study. The goal of the pre-feasibility study will be to determine the Caspiche Porphyry project configuration through major trade-off studies and develop cost estimates to justify additional project development. The proposed work programs required to advance the Caspiche Porphyry project to the pre-feasibility level is shown in Table 21-3. The estimated budget for the programs is $19.0 M Canadian Dollars. The budget shown in Table 21-3 should be considered an estimate only, and the actual costs could vary significantly from this estimate. For this reason, a contingency of 30% was incorporated into the budget.

AMEC anticipates that the work programs shown in Table 21-3 will be initiated following the 2009-2010 drilling campaign, and will take between two and four years to complete.

Project No. 3083 14 September 2009	Page 21-3

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

Table 21-3:	Estimated Scope of Work and Budget to Advance the Caspiche Porphyry Deposit to the Pre-feasibility Study Level
Program	Cost (CDN$)
Infill Drilling Program (drilling required to classify mostly Indicated (~60%), with lesser Inferred (~20%) and Measured (~20%) Mineral Resources)	$1,600,000
Metallurgical Drilling Program and Studies	$2,000,000
Geotechnical Studies (drill program covered in infill and metallurgical drilling program)	$500,000
Water and Power Studies	$1,000,000
Environmental Studies	$1,000,000
Aerial Survey	$30,000
Geological Supervision and Management (including head office overhead, travel, accounting, and consultants)	$2,000,000
Field Technicians	$500,000
Field Camp Construction and Supplies (including road maintenance and equipment, truck rental, kitchen supplies, and Copiapó office costs)	$3,000,000
Pre-feasibility Study	$3,000,000
Sub Total	$14,630,000
Contingency (30%)	$4,390,000
Total	$19,020,000

Project No. 3083 14 September 2009	Page 21-4

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

22.0	REFERENCES

Galaz, L. J., 2008, Descripción de Equipo, GPS O Navegadores Manuales, y Coordenadas IGM versus DIFROL, unpublished report prepared for Exeter, November, 2008.

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2003, Estimation of Mineral Resources and Mineral Reserves, Best Practice Guidelines: Canadian Institute of Mining, Metallurgy and Petroleum, November 23, 2003.

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2005, CIM Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines: Canadian Institute of Mining, Metallurgy and Petroleum, December 2005.

Gonzalez, 2009, Caspiche Water and Power Benchmark Study, April 19, 2009, unpublished report prepared for Exeter Resource Corporation.

Mir, P., 2009, Sociedad Contractual Minera Eton Chile, 8 September 2009, unpublished letter to Exeter Resources from Bofill Mir Abogados.

Perkins, J., 2009, Exeter 2008 Metallurgical Testing, unpublished report prepared for Exeter Resource Corporation.

SGA Limitada, 2007, Declaración de Impacto Ambiental, Proyecto Exploraciones Caspiche Central de Sociedad Contractual Minera Eton Chile, unpublished report prepared for Exeter Resource Corporation, 31 August 2007.

SGA Limitada, 2008, Declaración de Impacto Ambiental, Proyecto Ampliacion Caspiche Central de Sociedad Contractual Minera Eton Chile, unpublished report prepared for Exeter Resource Corporation, 12 July 2008.

Tolman, J., Van Kerkvoort, G., and Perkins, J., 2008, Caspiche Project, February 9, 2009, Technical Report, Region III, Chile, Prepared for Exeter Resource Corporation, 9 February 2009.

Tolman, J., 2009, Caspiche Monthly Report for the May/June Period 2009, unpublished Exeter Resource Corporation company report, 1 July 2009.

Van Kerkvoort, G., Delendatti, G.L.A., and Perkins, J., 2008, Technical Report & Proposed Exploration for Caspiche Project, Region III, Chile, Prepared for Exeter Resource Corporation, 26 April 2008.

Project No. 3083 14 September 2009	Page 22-1

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

Vila, T., and Sillitoe, R., 1991 Gold Rich Porphyry Systems in the Maricunga Belt, Northern Chile, Journal of Economic Geology, Vol. 86, pp. 1238-1260.

Wakefield, T. W., and Marinho, R., 2009, Caspiche Property, Region III, Chile, NI 43-101 Technical Report, Prepared for Exeter Resource Corporation, 25 March 2009.

Project No. 3083 14 September 2009	Page 22-2

Exeter Resource Corporation Caspische Property, Region III, Chile NI 43-101 Technical Report

23.0	DATE AND SIGNATURE PAGE

The undersigned prepared this Technical Report, titled NI 43-101 Technical Report, Caspiche Property, Region III, Chile, with an effective date of 14 September 2009.

Signed

Todd Wakefield, M.AusIMM	14 September 2009

Signed and Sealed

Rodrigo Marinho, CPG-AIPG	14 September 2009

Project No. 3083 14 September 2009	Page 23-1